



Management's Discussion & Analysis and Condensed Quarterly Financial Statements

30 September 2009
(Unaudited)

Asian Development Bank

CONTENTS

30 September 2009

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development financial institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources.

ADB accounts financial resources through ordinary capital resources (OCR) and Special Funds resources. The Charter requires that each funding resource be kept separate from the others. ADB administers various trust funds as well, which are externally funded and administered by ADB on behalf of donors. However, these trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with generally accepted accounting principles applied in the United States (U.S. GAAP)[1], referred to in this document as the "statutory basis".

ADB complies with *Derivatives and Hedging* (815) *Fair Value Measurements and Disclosures* (820) and *Fair Value Option* (825-10) Topics of FASB ASC.

FASB ASC 815 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. Compliance with hedge accounting will impose undue constraints on future borrowings, loans, and hedge programs and will likely detract ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elects not to adopt

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[1] In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The* FASB Accounting Standards Codification™ *and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162.* Effective for financial statements issued for interim and annual periods ending after 15 September 2009, FASB *Accounting Standards Codification*™ (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FASB ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2008. ADB undertakes no obligation to update any forward-looking statements made in such documents.

hedge accounting and reports all derivative instruments on the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the period as part of net income.

Effective 1 January 2008, utilizing an election available under U.S. GAAP, ADB decided to implement the provisions of *Fair Value Option* on a selective basis, i.e., all non-hybrid borrowings that are swapped (hybrid borrowings are fair valued in accordance with *Fair Value Election for Hybrid Financial Instruments*). Applying *Fair Value Option* selectively is chosen to show a consistent accounting treatment between the borrowings and their related swaps, which have been fair valued since the adoption of *Derivatives and Hedging* in 2001. This application partially reduces the artificial volatility in reported earnings due to the asymmetric accounting treatment between the two financial instruments. In conjunction with this change, ADB also implemented FASB ASC 820 *Fair Value Measurements and Disclosures* which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. In compliance with this standard, ADB incorporated its credit risk (as a credit spread) in fair valuing its liabilities, including hybrid and swapped-borrowings.

In March 2008, the FASB issued *Derivatives and Hedging Disclosure* (FASB ASC 815-10-50) to provide users with better understanding of (i) how and why an entity uses derivatives; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and hedged items affect an entity's financial position, performance, and cash flows. Note G of OCR-5 provides the required disclosures in compliance with this standard.

Supplemental Reporting. To better reflect ADB's financial position and risk management, for management reporting purpose, two non-US GAAP supplemental financial statements are included: current value and pre-FASB ASC 815/825. ADB manages its balance sheet by selectively using derivatives to mitigate the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives, swapped and structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at amortized cost, management believes that the statutory income may not fully reflect the overall economic value of ADB's financial position. Applications of consistent approach on these statements allow better analysis for management information and decision making.

Selected Financial Data. Table 1 presents selected financial data on three bases: statutory basis, pre-FASB ASC 815/825 basis, and current value basis. Ratios under statutory and pre-FASB ASC 815/825 bases were all lower compared with the same period last year as a result of the decrease in interest rates, specifically U.S. dollar 6-month LIBOR. Under current value basis the increase in return on investments represents the unrealized gains position of the investment portfolio.

Table 1: Selected Financial Data
(Amounts in $ Million)

	Statutory Basis		
	30 September 2009	30 September 2008	31 December 2008
Net (Loss) Income	(286)	380	1,126
Return on Earning Assets	-0.35%	1.12%	2.24%
Return on Loans	2.85%	4.20%	3.84%
Return on Investments	2.96%	3.61%	3.20%
Cost of Borrowings	3.68%	4.48%	4.11%
	Pre-FASB ASC 815/825 Basis		
	30 September 2009	30 September 2008	31 December 2008
Net Income	293	526	700
Return on Earning Assets	0.72%	1.41%	1.39%
Return on Loans	2.78%	4.29%	4.14%
Return on Investments	2.95%	3.76%	3.70%
Cost of Borrowings	2.09%	3.45%	3.29%
	Current Value Basis		
	30 September 2009	30 September 2008	31 December 2008
Net (Loss) Income	355	(179)	102
Return on Earning Assets	0.90%	0.00%	0.20%
Return on Loans	0.13%	3.84%	9.18%
Return on Investments	4.86%	2.88%	3.51%
Cost of Borrowings	0.68%	3.70%	7.17%

( ) = negative, FASB ASC = Financial Accounting Standards Accounting Standards Codification™.

Note: Returns/cost of borrow ings are based on annualized income/expenses and average assets/liabilities.
0.00% is less than 0.005%.

2.2. Statutory Basis

For the nine months ended 30 September 2009, net income before unrealized losses was $281.9 million, compared with $520.6 million for the same period in 2008. The decrease of $238.7 million was mainly due to the following:

- $270.2 million decrease in overall loan income, mainly due to $248.0 million net decrease in interest income and other charges brought about by the declining interest rate environment, and $22.2 million increase in expenses on asset swaps;

- $120.7 million increase in provision for losses which is mainly attributed to the increase in provision by $121.5 million ($121.6 million – 2009; $0.1 million – 2008) offset by the increase in write back for $0.8 million ($4.5 million – 2009; $3.7 million – 2008). The $121.6 million provision for losses recognized in 2009 was on account of two nonsovereign loans and two nonsovereign guarantee obligations while the write back of $4.5 million was for collections of overdue loan service payments amounts from a sovereign loan and a nonsovereign loan and reduction in the guarantee amount of a nonsovereign guarantee obligation;

- $114.0 million decrease in investment income resulting mainly from decrease in interest income associated with lower returns on the investments portfolio of $149.3 million, offset by $35.3 million favorable change in the realized gain on sales of investments;

- $36.8 million decrease in income from equity investments, primarily attributed to the $29.0 million increase in the proportionate share in losses of investee companies which are accounted for under the equity method, $5.5 million increase in impairment losses ($11.1 million – 2009; $5.6 million – 2008), decrease of $4.4 million in profit on sale of equity investments ($0.8 million – 2009; $5.2 million – 2008), net of $2.1 million increase in dividend income;

- $9.3 million increase in administrative expenses allocated to OCR. This was driven by the increase in overall administrative expenses[2] of $30.5 million ($292.5 million – 2009, $262.0 million – 2008) mainly due to increase in salaries, benefits and consultants of $8.1 million, $12.4 million and $2.2 million respectively, offset by $12.7 million increase in deferred loan origination costs brought about by higher number of loans and guarantees which became effective during the period; offset by

- $310.8 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates compared to the same period in 2008.

Net unrealized losses of $568.1 million for the nine months ended 30 September 2009 ($140.3 million – 2008) are primarily the result of FASB ASC 815/825 adjustments totaling $565.9 million ($139.2 million – 2008), associated with unfavorable change in the valuation of hybrid financial instruments and related swaps of $202.0 million, and non-hybrid instruments and related swaps of $390.4 million, offset by the favorable change in the valuation of loan related swaps of $26.0 million and investment related swaps of $0.2 million.

2.3. Pre-FASB ASC 815/825 Basis

Pre-FASB ASC 815/825 basis net income provides the realized income of ADB (interest income and expenses; administrative expenses; realized gains from divestments, etc.). Unrealized gains and losses, reported under statutory basis, which include unrealized gains and losses from derivatives transactions and swapped borrowings; and proportionate share of unrealized earnings on equity investments accounted under the equity method, are generally excluded from pre-FASB ASC 815/825 net income..

Although management believes that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs, ADB elected not to adopt hedge accounting for reasons mentioned above. However, the accounting standards require different yield curves, which incorporate the credit spread of the issuer, be applied in the fair valuation of the borrowings and swaps. The different credit ratings of ADB (AAA, supranational institution) and swap counterparties (commercial banks) results in different yield curves, which in turn results in different fair values regardless of the cash flow.

Since ADB intends to hold most of the borrowings and related swaps until maturity, the periodic unrealized gains and losses reported under statutory basis will eventually converge with the net cash income/expenses ADB recognizes over the life of the transaction.

[2] Overall administrative expenses are allocated between OCR and ADF based on the input-output-based approach.

2.4. Current Value Basis

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in market environment. Table 3 shows the Condensed Current Value Income Statements reconciled from the statutory basis for the nine months ended 30 September 2009. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams and applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FASB ASC 815/825 effects removes its impact, as these effects are part of the current value adjustments. Table 4 provides further details and analyses of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets as at 30 September 2009 and 31 December 2008
($ Thousand)

	30 September 2009					31 December 2008
	Statutory Basis	Reversal of FASB ASC 815/825 Effects[a]	Pre-FASB ASC 815/825 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	93,558	-	93,558	-	93,558	142,238
Investments and accrued income	17,419,030	-	17,419,030	-	17,419,030	15,544,399
Securities transferred under repurchase agreement	-	-	-	-	-	309,358
Securities purchased under resale arrangement	343,163	-	343,163	-	343,163	511,756
Loans outstanding and accrued interest	38,537,097	(387)	38,536,710	634,368	39,171,078	37,771,871
Provision for loan losses and unamortized net loan origination costs	5,517	-	5,517	-	5,517	59,088
Equity investment	808,219	4,920	813,139	(4,920)	808,219	641,427
Receivable from members	143,252	-	143,252	(53,357)	89,895	93,724
Receivable from swaps						
Borrowings	25,088,294	(2,244,025)	22,844,269	2,244,025	25,088,294	23,831,087
Others	1,825,214	(219,851)	1,605,363	219,851	1,825,214	882,793
Other assets	515,111	-	515,111	-	515,111	504,936
TOTAL	**84,778,455**	**(2,459,343)**	**82,319,112**	**3,039,967**	**85,359,079**	**80,292,677**
Borrowings and accrued interest	42,268,204	282,217	42,550,421	319,183	42,869,604	37,848,839
Payable for swaps						
Borrowings	23,952,917	(2,211,709)	21,741,208	2,211,709	23,952,917	24,867,815
Others	2,102,298	(389,884)	1,712,414	389,884	2,102,298	1,198,781
Payable under securities repurchase agreement	-	-	-	-	-	301,759
Accounts payable and other liabilities	1,107,460	-	1,107,460	-	1,107,460	1,057,481
Total Liabilities	**69,430,879**	**(2,319,376)**	**67,111,503**	**2,920,776**	**70,032,279**	**65,274,675**
Paid-in capital	3,856,358	-	3,856,358	-	3,856,358	3,777,071
Net notional maintenance of value receivable	(534,937)	-	(534,937)	-	(534,937)	(564,383)
Ordinary reserve	9,782,201	1,512	9,783,713	279,428	10,063,141	10,410,961
Special reserve	216,047	-	216,047	-	216,047	209,723
Loan loss reserve	493,162	-	493,162	-	493,162	195,062
Surplus	884,594	-	884,594	-	884,594	894,594
Cumulative revaluation adjustments account	631,129	(631,129)	-	-	-	-
Net income[b] — 30 September 2009	(292,560)	578,841	286,281	62,154	348,435	-
Net income[b] — 31 December 2008	-	-	-	-	-	94,974
Accumulated other comprehensive income	311,582	(89,191)	222,391	(222,391)	-	-
Total Equity	**15,347,576**	**(139,967)**	**15,207,609**	**119,191**	**15,326,800**	**15,018,002**
TOTAL	**84,778,455**	**(2,459,343)**	**82,319,112**	**3,039,967**	**85,359,079**	**80,292,677**

( ) = negative, FASB ASC = Financial Accounting Standards Accounting Standards Codification™.
[a] Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
[b] Net income after appropriation of guarantee fees to Special Reserve.

Table 3: Condensed Current Value Income Statements for the Nine-Month Periods Ended 30 September 2009 and 2008
($ Thousand)

	30 September 2009					30 September 2008
	Statutory Basis	Reversal of FASB ASC 815/825 Effects[a]	Pre-FASB ASC 815/825 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From loans	767,816	-	767,816	-	767,816	1,037,482
From investments	361,598	-	361,598	-	361,598	510,915
From guarantees	6,324	-	6,324	-	6,324	4,750
From equity investments	(7,072)	10,980	3,908	(10,980)	(7,072)	19,896
From other sources—net	13,859	-	13,859	-	13,859	12,979
Total Revenue	**1,142,525**	**10,980**	**1,153,505**	**(10,980)**	**1,142,525**	**1,586,022**
EXPENSES						
Borrowings and related expenses	623,143	-	623,143	-	623,143	931,082
Administrative expenses	126,631	-	126,631	-	126,631	117,363
Technical assistance to member countries	81	-	81	-	81	(292)
Provision for losses	117,197	-	117,197	(117,197)	-	-
Other expenses	4,183	-	4,183	-	4,183	3,509
Total Expenses	**871,235**	**-**	**871,235**	**(117,197)**	**754,038**	**1,051,662**
Net realized gains (losses)	10,611	-	10,611	-	10,611	(17,338)
Net unrealized (losses) gains	(568,137)	567,861 [b]	(276)	10,980	10,704	5,635
Current value adjustments[c]	-	-	-	62,154	62,154	(704,719)
Provision for losses	-	-	-	(117,197)	(117,197)	3,544
NET (LOSS) INCOME	**(286,236)**	**578,841**	**292,605**	**62,154**	**354,759**	**(178,518)**

( ) = negative, FASB ASC = Financial Accounting Standards Accounting Standards Codification™.
[a] Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
[b] FASB ASC 815/825 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives and swapped borrowings under FASB ASC 815/825.
[c] Current value adjustments include the effect of FASB ASC 815/825 adjustments and the net unrealized losses on equity investments accounted for under equity method.

Table 4: Summary of Current Value Adjustments
($ Thousand)

	Balance Sheet Effects as of 30 September 2009					Income Statement Effects Year to Date	
	Loans After Swaps	Investments[a]	Borrowings After Swaps	Other Assets[b]	Less Prior Year Effects[c]	30 September 2009	30 September 2008
Total Current Value Adjustments on Balance Sheet	534,412	(74,998)	(286,867)	(53,357)	(452,859)	(333,669)	(467,010)
Unrealized gains (losses) on Investments[d]						247,927 [e]	(176,685)
Accumulated Translation Adjustments						147,896 [f]	(61,024)
Total Current Value Adjustments						**62,154**	**(704,719)**

( ) = negative, FASB ASC = Financial Accounting Standards Accounting Standards Codification™.
[a] Relates to investments related swaps and equity investments under equity method.
[b] Relates to receivable from members.
[c] Prior Year Effects include cumulative current value adjustments on all financial instruments and equity investments accounted for under equity method, made in the prior years.
[d] Relates to unrealized gains on investments and equity investments classified as available for sale.
[e] Included in Other Comprehensive Income under statutory basis.
[f] Relates to the translation adjustments for the period and current translation effects from FASB ASC 815/825 reversals.

Current Value Balance Sheets

Loans and related swaps. Most loans are made to or guaranteed by ADB members. ADB does not sell its sovereign loans believing that there is no market for them. The current value of loans incorporates management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable yield curves, which incorporates ADB's funding cost plus lending spread.

The current value also includes ADB's appropriate credit risk assessment for impaired loans. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on sovereign loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loans' contractual terms.

The positive current value adjustment of $534.4 million indicates that the average interest on loans on an after swap basis are higher than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The negative net adjustment of $70.1 million resulted from net unrealized losses on investment related swaps due primarily to the declining interest rates in related markets.

Equity investments. Under both statutory and current value bases, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying equity method for investments in limited partnership and certain limited liability companies, or where ADB has the ability to exercise significant influence, or (iii) at cost less permanent impairment, if any, which represents a fair approximation of the fair value. As of 30 September 2009, ADB reported a negative current value adjustment of $4.9 million for equity investments. These pertain to the unrealized portion of net proportionate losses from investments which are accounted for under equity method.

Receivable from members. These consist of promissory notes that maybe restricted by member countries. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. Under statutory basis, swapped borrowings and their associated financial derivative instruments are reported at fair values using market-based valuation models incorporating observable market data and issuers' credit risks. Under current value, swapped as well as unswapped borrowings are fair valued using market-based valuation models.

The $286.9 million unfavorable current value adjustments is due to the fact that the average cost of the borrowings on an after swap basis is higher than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

For the nine months ended 30 September 2009, there was a net income of $354.8 million under the current value basis compared with pre-FASB ASC 815/825 net income of $292.6 million *(see Table 3)*. The difference of $62.1 million represents current value adjustments comprising of net unrealized losses of $333.7 million on all outstanding financial instruments (including $4.9 million unrealized losses on equity investments accounted for under equity method), offset by

$247.9 million gains on investment holdings classified as available for sale and $147.9 million on favorable translation adjustments *(see Table 4)*. The $62.1 million favorable current value adjustment for the nine months ended 30 September 2009 (unfavorable $704.7 million – 2008) reflects changes in the market environment.

2.5. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB arises when a large part of its loan portfolio would enter into non-accrual status. Thus, ADB's risk bearing capacity or capital adequacy is designed to ensure that its equity capital is sufficient to absorb the unexpected losses due to such credit risk. One of the key measures of ADB's risk-bearing capacity is the equity-to-loan ratio (ELR) with equity defined as the sum of useable paid-in capital, ordinary reserve, and special reserve and surplus, while loan comprising the sum of outstanding loans and present value of guarantees, less cumulative loan loss reserve and provision. In June 2008, the Board of Directors approved a new capital adequacy framework using an income-based stress test methodology. Under the new framework, ADB will assess its capital adequacy at least annually with the outcome of the stress test designed to ensure that ADB will have sufficient capital to absorb the income loss due to non-accrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 30 September 2009, the stress test results indicated that, given the pre-shock ELR of 37.9%, ADB had a strong equity capital position in relation to the credit risk in its loan portfolio. Aside from the income-based stress testing of the ELR, ADB also measures its exposures to credit risk in terms of expected losses and accordingly provide the required loan loss provision and loan loss reserves. ADB's internal credit risk model provides an estimate of the expected loss and the loan in nonaccrual shock, a key input in the income-based stress testing of the ELR.

2.6. Capital and Resources

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's allocable net income to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it apportions part of that allocable net income to Special Funds to support development activities in its DMCs.

In December 2008, the Board of Directors approved the revised policy on ADB's lending limitation, which limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. In addition, the gross outstanding borrowings shall not exceed the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus).

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 which provides for 200% increase in ADB's authorized capital stock, and the corresponding subscriptions for such increase by its members. Refer to Note K – CAPITAL AND RESERVES of the Notes to Condensed Financial Statements (OCR -5).

In May 2009, the Board of Governors approved the allocation of 2008 net income of $1.129.5 million, including $10.0 million previously recorded as technical assistance for commitment related to Java Reconstruction Fund and after appropriation of guarantee fees to special reserve, as follows: a) $42.0 million representing unrealized losses from FASB ASC 815 and FASB ASC 825-10 adjustments and equity investments accounted for under the equity method, to Cumulative Revaluation Adjustments account; b) $298.1 million to Loan Loss Reserve; c)

$261.4 million to Ordinary Reserve; d) $120.0 million to ADF; and e) $23.0 million to Technical Assistance Special Fund.

As of 30 September 2009, ADB's available lending headroom was $31.5 billion ($29.2 billion – 31 December 2008). The $2.3 billion increase resulted from $5.1 billion increase in the lending authority, brought about by $2.7 billion additional subscriptions received from the Fifth General Capital Increase (GCI V), $2.1 billion favorable translation adjustments and $0.3 billion increase in unrealized holding gains on investments portfolio[3] offset by the increase in outstanding loan commitments by $2.8 billion.

As of 30 September 2009, ADB's available borrowing headroom was $6.4 billion ($8.9 billion – 31 December 2008). The $2.5 billion decrease in the headroom mainly resulted from $3.4 billion total increase in outstanding borrowings after swaps and guarantees offset by $0.9 billion increase in borrowing authority due to favorable translation adjustments and increased unrealized holding gains on investments portfolio[3].

3. Special Funds

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); the Asian Tsunami Fund (ATF); the Pakistan Earthquake Fund (PEF); the Regional Cooperation and Integration Fund (RCIF); the Climate Change Fund (CCF); and the Asia Pacific Disaster Response Fund (APDRF). In accordance with the Charter, each Fund is required to be kept separate from the others. Financial statements for each Fund are prepared in accordance with generally accepted accounting principles, except those for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund (ADF)

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 September 2009, the governments of 32 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. As part of the eighth replenishment of ADF (ADF IX), donors agreed to provide financing in the form of grants for projects and programs of high developmental priority.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Total replenishment size is SDR7.1 billion ($11.3 billion), with new donor contributions totaling SDR2.7 billion ($4.2 billion equivalent). 3% of the total replenishment will be for TASF. The replenishment became effective on 16 June 2009. As of 30 September 2009, ADB has received instruments of contributions from 26 donors with a total amount equivalent to SDR2.3 billion.

Loan Conversion. As an application of the new currency management framework, ADB offered a full-fledged special drawing rights approach to ADF legacy loans by providing ADF borrowers with the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into special drawing rights, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008 and as of 30 September 2009, 17

[3] Including equity investments.

out of 30 ADF borrowing countries have opted for the conversion which are being carried out on the nearest loan service payment date of each loan at least one month from the dates the borrowing countries have confirmed their concurrence. In accordance with the required accounting treatment of translation adjustments for non-functional currencies, e.g. SDR, the translation adjustments of the loans converted during the period ended 30 September 2009 totaling $151.4 million were reported as realized gains for the period, with a corresponding reduction in other comprehensive income. Hence, the loan conversion had neutral effect on ADF's overall financial position.

Grant Framework and Hard-term Facility. The ADF grant framework limited grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility has a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate is being reset every January and applied to all hard-term loans approved in that year and will be fixed for the life of those loans. For hard-term ADF loans approved in 2009, the interest rate was set at 1.60% (3.15% - 2008). During the period ended 30 September 2009, there were three loan approvals under this new facility (three – for the year 2008).

Heavily Indebted Poor Countries (HIPC) Debt Relief. In April 2008, the Board of Governors adopted the policy for providing Heavily Indebted Poor Countries (HIPC) relief from Asian Development Fund debt and proposed debt relief to Afghanistan, for ADB to participate in the HIPC debt relief, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against 2008 ADF income was $89.8 million[4]. The principal component of the estimated debt relief costs was recorded as a reduction of the disbursed and outstanding loans on a provisional basis and the accumulated provision is being reduced when debt relief is provided on the loan service payment dates. As of 30 September 2009, outstanding loans of $1.7 million has been written off under this arrangement.

Contributed Resources. ADF X became effective on 16 June 2009. As of 30 September 2009, $3.5 billion has been committed and made effective, of which $0.8 billion has been received and made available for operational commitments.

During the period, $917.5 million contributions ($146.1 million – ADF X, $762.8 million – ADF IX, and $8.6 million - ADF VIII), inclusive of compensation for forgone interest were received and made available for operational commitment and $120.0 million was allocated from OCR's 2008 net income. These were recorded as contributed resources of ADF in 2009.

Total resources committed, inclusive of discounts on contributions due to accelerated note encashments for ADF IX & X amounted to $37.0 billion as of 30 September 2009 ($32.3 billion – 31 December 2008), of which $34.0 billion ($31.9 billion – 31 December 2008) was made available for operational commitments. The $3.0 billion contributions not yet available ($0.4 billion – 31 December 2008) is comprised of i) unpaid qualified contributions; ii) unpaid contributions from donors who exercised pro-rata rights based on qualified contributions; and iii) unamortized discounts on accelerated note encashments (ANE). The balance of commitment authority available for operations at 30 September 2009 increased to $3.0 billion ($122.6 million – 31 December 2008).

Review of Activities. During the period, 23 ADF loans totaling $1,257.9 million were approved compared with 13 approvals totaling $762.3 million for the same period last year.

[4] Based on the disbursed and outstanding debt as of 20 March 2006, converted to US dollar using the exchange rate as of 7 April 2008.

Disbursements for the period totaled $1,389.7 million, a decrease of 5.3% from $1,467.3 million for the same period in 2008.

As of 30 September 2009, 28 sovereign loans to Myanmar were in arrears and in non-accrual status. The principal outstanding balance of these loans totaled to $571.3 million ($565.8 million – 31 December 2008), $291.9 million ($263.4 million – 31 December 2008) of which were overdue.

Grants are recognized in the financial statements upon effectivity, i.e. when the agreements are signed and all conditions are satisfied. During the period, 22 grants totaling $579.4 million (18 grants totaling $347.9 million – 2008) became effective.

Loan Exposure. As of 30 September 2009, ADF's outstanding loan exposure was $27.6 billion, net of provision for HIPC Debt Relief of $87.4 million.

Investment Position. The ADF investment portfolio including securities purchased under resale arrangement amounted to $6.3 billion as of 30 September 2009 ($6.3 billion – 31 December 2008). About 36.7% of the portfolio was placed in bank deposits and 63.3% was invested in fixed income securities. The annualized rate of return on total ADF investments portfolio was 2.7% for the nine months ended 30 September 2009 (4.0% – 2008).

3.2 Technical Assistance Special Fund (TASF)

The Technical Assistance Special Fund was established to provide technical assistance on a grant basis to developing member countries of the Asian Development Bank and regional technical assistance (TA).

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Considering the demand estimate and the availability of funds from other sources, the donors agreed to allocate 3% of the total replenishment size as the fourth replenishment of the TASF. The replenishment will cover the four-year period 2009 to 2012 (see related notes under ADF).

Contributed Resources. Contributions during the period include $288.0 million from the fourth regularized replenishment of TASF, INR10.0 million ($0.2 million) direct voluntary contribution from India and $23.0 million from OCR, as part of its 2008 net income allocation. In addition, the fund received $7.0 million from 1 donor and $68.7 million from 23 donors as part of the third and fourth regularized replenishments of TASF, respectively. Total TASF resources as of 30 September 2009 amounted to $1,715.8 million, $1,340.0 million has been used/committed leaving a balance of $375.8 million available for future commitments ($102.7 million – 31 December 2008).

Operations. Total TA commitments (approved and effective) during the period amounted to $65.6 million ($77.2 million – 2008), net of $10.3 million ($9.7 million – 2008) write back of undisbursed commitments for completed and cancelled TA projects. Undisbursed commitments for technical assistance increased to $229.4 million as of 30 September 2009 ($222.7 million as of 31 December 2008).

Investment Position. As of 30 September 2009, total TASF investment portfolio, amounted to $345.1 million, compared to $295.6 million balance as of year-end of 2008. Revenue from investments for the nine months ended 30 September 2009 decreased to $2.0 million from $8.2 million for the same period in 2008, due to decrease in average volume of investments and average yield.

3.3. Japan Special Fund (JSF)

The Japan Special Fund was established in 1988 to help developing member countries of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

Contributed Resources. As of 30 September 2009, Japan's cumulative contribution to the fund amounted to $973.7 million (¥112.9 billion), $893.0 million of which has been used/committed, leaving an uncommitted balance of $80.7 million ($105.9 million – 31 December 2008).

Operations. During the period, total TA commitments amounted to $25.2 million ($35.1 million – 2008), net of $3.6 million ($4.6 million – 2008) write back for financially completed and cancelled projects. The undisbursed TA commitments decreased to $92.5 million as of 30 September 2009 ($95.8 – 31 December 2008).

Investment position. As of 30 September 2009, total JSF investment portfolio amounted to $166.9 million ($198.9 million – 31 December 2008). With the decrease in the average volume of investments and lower yield on time deposits, revenue from investments for the nine months ended 30 September 2009 decreased to $1.2 million from $4.9 million for the same period in 2008.

Asian Currency Crisis Support Facility (ACCSF). The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $36.6 million as of 30 September 2009 will be retained in the ACCSF until the completion of administrative matters.

3.4. ADB Institute Special Fund (ADBISF)

The ADB Institute Special Fund was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in developing member countries.

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2009, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of the ADB Institute was $4.1 million.

3.5. Asian Tsunami Fund (ATF)

The Asian Tsunami Fund was established in February 2005 in response to the special circumstances surrounding the developing member countries that were stricken by the effects of the tsunami on 26 December 2004.

Contributed Resources. As of 30 September 2009, total resources of the fund amounted to $586.8 million, $581.2 million of which has been used/committed, leaving an uncommitted balance of $5.6 million ($46.4 million – 31 December 2008).

In May 2009, $40.0 million was transferred as an initial fund to APDRF.

Operations. There were no technical assistance or grants that were approved or made effective during the year. The balance of undisbursed commitments as of 30 September 2009 amounted to $171.7 million, compared with $248.3 million as of year-end of 2008.

Investment position. As of 30 September 2009, total investment portfolio of ATF amounted to $137.8 million ($251.3 million – 31 December 2008). With the decrease in the average volume of investments and lower yield on time deposits, revenue from investments for the nine months ended 30 September 2009 decreased to $1.1 million from $6.9 million for the same period in 2008.

3.6. Pakistan Earthquake Fund (PEF)

The Pakistan Earthquake Fund was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on 8 October 2005. The fund is to provide grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities.

Contributed Resources. As of 30 September 2009, total resources of the fund amounted to $143.5 million, $140.4 million of which has been used/committed, leaving an uncommitted balance of $3.1 million ($2.2 million – of 31 December 2008).

Operations. There were no technical assistance or grants that were approved or made effective during the year. The balance of undisbursed commitments as of 30 September 2009 amounted to $55.8 million, compared with $66.2 million as of year-end of 2008.

Investment position. As of 30 September 2009, total investment portfolio of PEF amounted to $52.2 million ($61.3 million - 31 December 2008). Total revenue from investments for the nine months ended 30 September 2009 amounted to $1.8 million compared with $2.3 million during the same period in 2008.

3.7. Regional Cooperation and Integration Fund (RCIF)

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed Resources. ADB contributed $40.0 million to the fund as part of the 2006 OCR net income allocation. As of 30 September 2009, total resources of the fund amounted to $42.7 million, $27.4 million of which has been used/committed, leaving an uncommitted balance of $15.3 million ($24.6 million – 31 December 2008).

Operations. During the period, nine technical assistance and one supplementary approval totaling $9.3 million became effective (nine technical assistance totaling $6.1 million – 2008). The balance of undisbursed commitments as of 30 September 2009 amounted to $22.3 million, compared with $16.6 million as of year-end of 2008.

Investment position. As of 30 September 2009, total investment portfolio of RCIF amounted to $35.5 million ($39.3 million – 31 December 2008). With the decrease in average volume of investments and decline in yield on US dollar placements, revenue from investments for the nine months ended 30 September 2009 decreased to $0.3 million from $0.9 million for the same period in 2008.

3.8. Climate Change Fund (CCF)

The CCF was established in April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors.

Contributed Resources. ADB provided the initial contribution of $40.0 million in May 2008, as part of OCR's 2007 net income allocation. With accumulated investment income of $0.7 million, total resources of the fund as of 30 September 2009 amounted to $40.7 million, $14.1 million of which has been used/utilized, leaving an uncommitted balance of $26.6 million ($37.4 million – 31 December 2008).

Operations. During the period, thirteen technical assistance/grants (nil – 2008) totaling $10.8 million were approved and became effective. The balance of undisbursed commitments as of 30 September 2009 amounted to $13.4 million ($3.0 million – 31 December 2008).

Investment position. As of 30 September 2009, total investment portfolio of the CCF amounted to $38.2 million ($38.9 million – 31 December 2008). Total revenue from investments for the nine months ended 30 September 2009 decreased to $0.2 million from $0.3 million for the same period in 2008.

3.9. Asia Pacific Disaster Response Fund (APDRF)

The APDRF was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to DMCs affected by a natural disaster.

Contributed Resources. The initial fund of $40.0 million has been transferred from ATF in May 2009. With accumulated investment income of $0.1 million, total resources of the fund as of 30 September 2009 amounted to $40.1 million.

Operations. No technical assistance/grants were approved during the period.

Investment position. As of 30 September 2009, total investment portfolio of the APDRF amounted to $38.5 million. Total revenue from investments for the nine months ended 30 September 2009 amounted to $0.1 million.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 93,558		$ 142,238
INVESTMENTS (Notes C and M)		17,302,383		15,412,519
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes D and M)		-		309,358
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and M)		343,162		511,756
LOANS OUTSTANDING (Notes E and G) (Including FASB ASC 815 adjustment of $386 - 30 September 2009, $451 - 31 December 2008, net unamortized loan origination costs of $101,523 - 30 September 2009, $68,262 - 31 December 2008, net of provision for loan losses of $96,006 - 30 September 2009, $9,174 - 31 December 2008)		38,293,791		35,910,060
EQUITY INVESTMENTS (Notes H and M)		808,219		641,427
ACCRUED INCOME		365,471		431,064
RECEIVABLE FROM MEMBERS		143,252		144,514
RECEIVABLE FROM SWAPS (Notes G, J, and M)				
Borrowings	$ 25,088,294		$ 23,831,087	
Others	1,825,214	26,913,508	882,793	24,713,880
OTHER ASSETS				
Property, furniture, and equipment	158,800		158,235	
Investment related receivables	213,167		229,390	
Miscellaneous (Note I)	143,144	515,111	117,311	504,936
TOTAL		**$ 84,778,455**		**$ 78,721,752**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes B, G, J, and M)				
At amortized cost	$ 3,781,142		$ 4,627,521	
At fair value	38,029,225	$ 41,810,367	31,012,976	$ 35,640,497
ACCRUED INTEREST ON BORROWINGS		457,837		385,949
PAYABLE FOR SWAPS (Notes G, J, and M)				
Borrowings	23,952,917		24,867,815	
Others	2,102,298	26,055,215	1,198,781	26,066,596
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT (Note D)		-		301,759
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	296,522		275,066	
Undisbursed technical assistance commitments	10,538		10,489	
Accrued pension and postretirement medical benefit costs	660,986		635,300	
Miscellaneous (Notes F and I)	139,414	1,107,460	136,626	1,057,481
Total liabilities		69,430,879		63,452,282
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note K)				
Subscribed (SDR37,727,270,000 - 30 September 2009; SDR35,463,110,000 - 31 December 2008)		59,517,032		54,890,156
Less -"callable" shares subscribed		55,439,355		51,029,546
"Paid-in" shares subscribed		4,077,677		3,860,610
Less - subscription installments not due		146,212		9,848
Subscription installments matured		3,931,465		3,850,762
Less - capital transferred to the Asian Development Fund		75,107		73,691
		3,856,358		3,777,071
Net notional amounts required to maintain value of currency holdings		(534,937)		(564,383)
Ordinary reserve (Note K)		9,782,201		9,532,487
Special reserve (Note K)		216,047		209,723
Loan loss reserve (Note K)		493,162		195,062
Surplus (Note K)		884,594		894,594
Cumulative revaluation adjustments account (Note K)		631,129		(23,336)
Cumulative effect of FASB ASC 820/825 adoption (Note J)		-		227,500
Net income after appropriation				
For the calendar year 2008 (Note K)		-		1,119,473
For the nine months ended 30 September 2009 (OCR-2)		(292,560)		-
Accumulated other comprehensive income (OCR-4)		311,582		(98,721)
Total Capital and Reserves		15,347,576		15,269,470
TOTAL		**$ 84,778,455**		**$ 78,721,752**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 767,816	$ 1,037,482
From investments (Notes C and G)	361,598	510,915
From guarantees	6,324	4,750
From equity investments	(7,072)	19,896
From other sources - net	13,859	12,979
TOTAL REVENUE	1,142,525	1,586,022
EXPENSES (Note L)		
Borrowings and related expenses	623,143	931,082
Administrative expenses	126,631	117,363
Technical assistance to member countries	81	(292)
Provision for losses (Notes E and F)	117,197	(3,544)
Other expenses	4,183	3,509
TOTAL EXPENSES	871,235	1,048,118
NET REALIZED GAINS (LOSSES)		
From loans	-	525
From investments	17,770	(17,579)
From equity investments	(10,240)	(374)
From borrowings	2,967	70
Others	114	20
NET REALIZED GAINS (LOSSES) (Note G)	10,611	(17,338)
NET UNREALIZED LOSSES (Notes J and L)	(568,137)	(140,304)
NET (LOSS) INCOME	**$ (286,236)**	**$ 380,262**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 716,815	$ 909,986
Interest on investments received	341,418	454,556
Interest received for securities purchased under resale arrangement	528	5,251
Interest and other financial expenses paid	(631,973)	(589,489)
Administrative expenses paid	(110,349)	(115,790)
Technical assistance to member countries disbursed	(10,031)	(135)
Others - net	52,061	24,501
Net Cash Provided by Operating Activities	358,469	688,880
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(1,486,778)	(6,267,539)
Net receipts from (payments for) securities purchased under resale arrangement	172,887	(646,166)
Net currency and interest rate swaps	-	1,981
Net (payments for) receipts from forward/future contracts	(3,231)	888
Principal collected on loans	1,290,568	1,424,213
Loans disbursed	(3,662,304)	(3,824,579)
Net equity investments	(18,958)	(65,259)
Others	(12,807)	(16,223)
Net Cash Used in Investing Activities	(3,720,623)	(9,392,684)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	8,360,195	11,228,867
Borrowings redeemed	(4,439,412)	(2,827,072)
Issuance expenses paid	(12,239)	(13,030)
Net currency and interest rate swaps	(425,210)	434,412
Demand obligations of members encashed	5,742	13,040
Matured capital subscriptions collected	3,655	-
Resources transferred to ADF	(120,000)	(40,000)
Resources transferred to TASF	(23,000)	(23,000)
Resources transferred to CCF	-	(40,000)
Net Cash Provided by Financing Activities	3,349,731	8,733,217
Effect of Exchange Rate Changes on Due from Banks	(36,257)	5,056
Net (Decrease) Increase in Due from Banks	(48,680)	34,469
Due from Banks at Beginning of Period	142,238	108,821
Due from Banks at End of Period	$ 93,558	$ 143,290

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)		2008 (Unaudited)	
Balance, 1 January				
Before cumulative effect of FASB ASC 825-10 adjustments		$ 15,269,470		$ 14,254,870
Cumulative effect of FASB ASC 825-10 adoption (Note J)		-		227,500
Adjusted balance, 1 January		15,269,470		14,482,370
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ (286,236)		$ 380,262	
Other comprehensive income for the period	410,303	124,067	(177,816)	202,446
Subscriptions received		5,115		7,353
Change in SDR values		74,172		(51,784)
Change in Ordinary Reserve		(11,694)		8,103
Notional MOV		29,446		35,540
Allocation to ADF		(120,000)		(40,000)
Allocation to TASF		(23,000)		(23,000)
Allocation to CCF		-		(40,000)
Balance at end of period		**$ 15,347,576**		**$ 14,581,028**

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Notes C, G, and H)

	FASB ASC 815 Adjustments and Amortizations **(Unaudited)**		Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains (Losses) **(Unaudited)**		Minimum Pension Liability Adjustment **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Balance, 1 January	$ (958)	$ (289)	$ (156,805)	$ (113,385)	$ 460,599	$ 433,376	$ (401,557)	$ (141,722)	$ (98,721)	$ 177,980
Amortization	(473)	(557)	-	-	-	-	-	-	(473)	(557)
Other comprehensive income for the period	-	-	162,849	(574)	247,927	(176,685)	-	-	410,776	(177,259)
Balance, 30 September	$ (1,431)	$ (846)	$ 6,044	$ (113,959)	$ 708,526	$ 256,691	$ (401,557)	$ (141,722)	$ 311,582	$ 164

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2009 and 2008
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2008 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2009 and 2008 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*. Effective for financial statements issued for interim and annual periods ending after 15 September 2009, FASB *Accounting Standards Codification™* (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FASB ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities. Concurrently, all other nongrandfathered, non-SEC accounting literature not included in FASB ASC will become nonauthoritative. This statement creates Topic 105, *Generally Accepted Accounting Principles*, in FASB ASC.

In March 2008, the FASB issued *Derivatives and Hedging Disclosures* (FASB ASC 815-10-50) to provide users with better understanding of (i) how and why an entity uses derivatives; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and hedged items affect an entity's financial position, performance, and cash flows. Note G provides the required disclosures in compliance with this standard.

In April 2009, the FASB issued *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FASB ASC 820-10-65-4), *Recognition and Presentation of Other-Than-Temporary Impairments* (FASB ASC 320-10-65-1), and *Interim Disclosures about Fair Value of Financial Instruments* (FASB ASC 825-10-65-1), which will be effective for interim and annual periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. FASB ASC 820-10-65-4 provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If there has been a significant decrease in the volume and level of activity of the asset or liability in relation to *normal* market activities, quoted market values may not be representative of fair value and a change in valuation technique or the use of multiple valuation techniques may be appropriate. FASB ASC 320-10-65-1 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in

continued

determining whether a debt security is other-than-temporarily impaired. FASB ASC 825-10-65-1 enhances the disclosure of instruments under the scope of FASB ASC 820 for both interim and annual periods. The application of FASB ASC 820-10-65-4 and FASB ASC 825-10-65-1 did not have a material impact on ADB's 30 September 2009 financial statements while FASB ASC 320-10-65 resulted in additional disclosures in ADB's 30 September 2009 financial statements.

In May 2009, the FASB issued *Subsequent Events* (FASB ASC 855). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. This standard resulted in additional disclosures in ADB's 30 September 2009 financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, *Accounting for Transfers of Financial Assets*—an amendment of FASB Statement No.140 (FAS 166). This standard addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This standard is applicable at the start of a company's first fiscal year beginning after 15 November 2009, or 1 January 2010 for companies reporting earnings on a calendar-year basis. ADB is currently assessing the impact of this standard on its financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, *Amendments to FASB Interpretation No.46(R)* (FAS 167). This standard amends certain requirements of FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* relating, to enterprises involved with variable interest entities. This standard is applicable at the start of a company's first fiscal year beginning after 15 November 2009, or 1 January 2010 for companies reporting earnings on a calendar-year basis. ADB is currently assessing the impact of this standard on its financial statements.

FASB Statement Nos. 166 and 167 remain authoritative until such time that each is integrated into the FASB Codification.

Certain reclassifications of prior year's information have been made to conform to the current year's presentation.

NOTE C—INVESTMENTS

All investment securities and negotiable certificates of deposit held as of 30 September 2009 and 31 December 2008 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value (FV), which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of FV. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

continued

The estimated fair value of the investments by contractual maturity as of 30 September 2009 and 31 December 2008 are as follows:

	30 September 2009	31 December 2008
Due in one year or less	$ 6,526,190,000	$ 6,119,336,000
Due after one year to five years	8,853,161,000	6,802,245,000
Due after five years to ten years	1,923,032,000	2,490,938,000
Total	$ 17,302,383,000	$ 15,412,519,000

As of 30 September 2009, gross unrealized losses amounted to $6,550,000 from government and government-guaranteed obligations, corporate bonds, and mortgage/asset-backed securities resulting from market environment. In part, there were one corporate obligation and two mortgage/asset-backed securities that sustained losses for over one year, representing 0.05% of the total investments. Comparative details for nine month period 30 September 2009 and for year 31 December 2008 are as follows:

For the nine month period 30 September 2009

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government - guaranteed obligations	$ 1,072,058,000	$ 6,093,000	$ -	$ -	$ 1,072,058,000	$ 6,093,000
Corporate bonds	5,247,000	17,000	4,915,000	85,000	10,162,000	102,000
Mortgage/Asset-backed securities securities	(33,254,000)	281,000	2,920,000	74,000	(30,334,000)	355,000
Total	$ 1,044,051,000	$ 6,391,000	$ 7,835,000	$ 159,000	$ 1,051,886,000	$ 6,550,000

For the year 2008

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government - guaranteed obligations	$ 67,243,000	$ 215,000	$ 239,844,000	$ 897,000	$ 307,087,000	$ 1,112,000
Corporate bonds	546,087,000	6,431,000	320,160,000	2,552,000	866,247,000	8,983,000
Mortgage/Asset-backed securities	255,292,000	23,525,000	10,241,000	7,864,000	265,533,000	31,389,000
Total	$ 868,622,000	$ 30,171,000	$ 570,245,000	$ 11,313,000	$ 1,438,867,000	$ 41,484,000

continued

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FASB ASC 860, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value (FV) and cash collateral received are recorded as liabilities. ADB monitors the FV of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets, while securities received are not recorded as liabilities and are not re-pledged.

NOTE E—LOANS

ADB does not sell its sovereign loans believing that there is no market for them. As such, loans are reported at their carrying book values.

As of 30 September 2009 and 31 December 2008, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September 2009	31 December 2008
Indonesia	$ 9,723,502,000	$ 10,160,917,000
China, People's Republic of	9,157,033,000	8,464,133,000
India	7,428,791,000	6,453,809,000
Pakistan	4,774,906,000	4,345,421,000
Philippines	4,413,818,000	3,891,694,000
Others (individually less than 5% of total loans)	2,790,224,000	2,534,998,000
Total loans	38,288,274,000	35,850,972,000
Provision for loan losses	(96,006,000)	(9,174,000)
Unamortized net loan origination costs	101,523,000	68,262,000
Net loans outstanding	$ 38,293,791,000	$ 35,910,060,000

Loans outstanding as of 30 September 2009 include nonsovereign loans amounting to $1,755,150,000 ($1,657,676,000 – 31 December 2008).

The undisbursed balance of approved loans as of 30 September 2009 was $22,242,676,000 ($20,648,458,000 – 31 December 2008). This included an undisbursed balance of approved nonsovereign loans amounting to $1,718,229,000 ($2,050,286,000 – 31 December 2008), of which $434,300,000 is for public borrowers. Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $350,181,000 ($333,541,000 – 31 December 2008).

Commitment Charge Policy

Prior to 2007, ADB levied a commitment charge of 75 basis points on a progressive structure of undisbursed balances of sovereign project loans and a flat fee of 75 basis points on the full undisbursed balances of sovereign program loans. In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after 1 January 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of

continued

undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The commitment charge waiver is applicable to all interest periods commencing from 1 January 2007 up to and including 30 June 2008. Subsequently, the policy was extended to cover the period up to 30 June 2010. Commitment charge waived during the period totaled $4,915,000 ($6,083,000 – 2008). In December 2007, the Board of Directors approved the reduction of the commitment charge to 15 basis points for both sovereign program and project loans negotiated on or after 1 October 2007, and eliminated the waiver mechanism for such loans.

For nonsovereign loans, ADB charges a commitment charge of about 50 to 75 basis points on the full amount of undisbursed loan balances.

Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on sovereign loans outstanding from 1 July 2004 – 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new sovereign loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on sovereign loans approved in 2003). Subsequently, the policy was extended to cover the period up to 30 June 2010. There were no front-end fees waived during the period ($22,638,000 – 2008) as all sovereign loans eligible to the waiver were already effective. Lending spread waiver reduced the loan income by $46,516,000 for the period ended 30 September 2009 ($43,260,000 - 2008).

In December 2007, the Board of Directors approved the elimination of front-end fees and revised the pricing structure for all sovereign LIBOR-based loans negotiated on or after 1 October 2007, by providing a credit of 0.4% for the duration of the loan. This resulted to an effective contractual spread of 20 basis points over the base lending rate. The waiver mechanism for such loans was eliminated.

Overdue Amounts

One nonsovereign loan was in non-accrual status as of 30 September 2009 (one – 31 December 2008) with principal amount outstanding of $1,674,000 ($1,674,000 – 31 December 2008), $1,435,000 ($1,315,000 – 31 December 2008) of which was overdue.

Provision for Loan Losses

The changes in the provision for loan losses during the third quarter of 2009 and 2008 are as follows:

	2009			2008		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Balance, 1 January	$ 4,356,000	$ 4,818,000	$ 9,174,000	$ 5,689,000	$ 9,354,000	$ 15,043,000
Provision during the year	-	87,369,000	87,369,000	-	132,000	132,000
Provision written back/off	(369,000)	(160,000)	(529,000)	(1,241,000)	(4,836,000)	(6,077,000)
Translation Adjustment	-	(8,000)	(8,000)	-	1,000	1,000
Balance, 30 September	$ 3,987,000	$ 92,019,000	$ 96,006,000	$ 4,448,000	$ 4,651,000	$ 9,099,000

NOTE F—GUARANTEES

ADB extends guarantees to sovereign and nonsovereign borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a

continued

member government agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

In May 2009, ADB paid an amount of PKR5,536,000 ($69,000 equivalent) for a guarantee call under a partial credit agreement. This was taken up as part of loan arising from a guarantee call totaling to $191,000 as of 30 September 2009 and has a corresponding 100% provision for losses. None of the outstanding amounts as of 30 September 2009 and 31 December 2008 were subject to call.

The committed and outstanding amounts of guarantee obligations as of 30 September 2009 and 31 December 2008 covered:

	30 September 2009		31 December 2008	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,167,171,000	$ 1,088,929,000	$ 1,164,044,000	$ 1,097,258,000
without counterguarantee	593,031,000	289,131,000	490,297,000	363,075,000
	1,760,202,000	1,378,060,000	1,654,341,000	1,460,333,000
Political Risk Guarantees				
with counterguarantee	143,926,000	123,844,000	145,156,000	129,419,000
without counterguarantee	46,730,000	27,039,000	40,071,000	24,899,000
	190,656,000	150,883,000	185,227,000	154,318,000
Others	950,000	950,000	950,000	950,000
Total	$ 1,951,808,000	$ 1,529,893,000	$ 1,840,518,000	$ 1,615,601,000

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion.

As of September 2009, ADB recognized a contingent loss amounting to $30,357,000 for a partial credit guarantee to a bank in Kazakhstan, in light of doubt in its capability in meeting its debt obligations. This provision was taken up as part of guarantee liability totaling $47,383,000 relating to stand-by ready obligation for five partial credit risk guarantees and three political risk guarantees. This was included in "Miscellaneous liabilities" on the balance sheet.

NOTE G—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FASB ASC 815 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FASB ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FASB ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of FASB ASC 815 gave rise to a transition adjustment in 2001, which was reported in other comprehensive income and earnings. The allocation between net income and other

continued

comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with the flexibility to better manage their financial risks.

Fair Value of Derivative Instruments

The fair value of ADB's derivative instruments as of 30 September 2009 and 31 December 2008 are summarized below:

	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	30 September 2009	31 December 2008	Balance Sheet Location	30 September 2009	31 December 2008
Derivatives not designated as hedging instruments under Subtopic 815-20						
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		$ 543,308,000	$ 544,796,000		$ 678,633,000	$ 660,157,000
Interest rate swaps		113,999,000	-		162,045,000	85,132,000
Total		657,307,000	544,796,000		840,678,000	745,289,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		265,928,000	207,305,000		257,670,000	197,068,000
Interest rate swaps		120,929,000	130,692,000		222,900,000	256,424,000
Total		386,857,000	337,997,000		480,570,000	453,492,000
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		21,985,064,000	20,980,754,000		21,631,509,000	23,127,668,000
Interest rate swaps		3,103,230,000	2,850,333,000		2,321,408,000	1,740,147,000
Total		25,088,294,000	23,831,087,000		23,952,917,000	24,867,815,000
Total derivatives not designated as hedging instruments under Subtopic 815-20		$ 26,132,458,000	$ 24,713,880,000		$ 25,274,165,000	$ 26,066,596,000

continued

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss) recognized in income on Derivatives 2009	2008
Derivatives not designated as hedging instruments under Subtopic 815-20			
Investment related swaps			
Currency swaps	Net Unrealized Losses	$ (13,429,000)	$ (11,654,000)
	Revenue from Investments	1,037,000	5,946,000
Interest rate swaps	Net Unrealized Losses	13,291,000	(14,463,000)
	Revenue from Investments	(4,128,000)	(4,358,000)
	Net Realized Gains from Investments	-	1,981,000
FX swaps	Net Unrealized Losses	262,000	-
	Revenue from Investments	2,849,000	-
		(118,000)	(22,548,000)
Loans related swaps			
Currency swaps	Net Unrealized Losses	(5,763,000)	6,216,000
	Revenue from Loans	(8,737,000)	(4,582,000)
Interest rate swaps	Net Unrealized Losses	31,716,000	22,728,000
	Revenue from Loans	(25,286,000)	(7,267,000)
		(8,070,000)	17,095,000
Borrowings related swaps			
Currency swaps	Net Unrealized Losses	(545,933,000)	12,287,000
	Borrowings and related expenses	610,786,000	387,605,000
Interest rate swaps	Net Unrealized Losses	(383,390,000)	152,800,000
	Borrowings and related expenses	201,822,000	71,574,000
FX forward	Net Unrealized Losses	15,000	1,706,000
	Borrowings and related expenses	618,000	8,371,000
		(116,082,000)	634,343,000
Total		$ (124,270,000)	$ 628,890,000

Contingent Features in Derivative Instruments

ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement. In the Schedule attached to this Master Agreement, in case the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc or BBB- by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P, this shall constitute a Termination Event. The occurrence of this event essentially enables the party not affected by the termination event to close out all its

continued

derivative transactions with the other party and demand payment on its net obligation. In the rare chance that ADB's long term unsecured and unsubordinated rating falls below investment grade (below Baa3 or BBB-), and assuming further that all of ADB's counterparties maintain at least an investment grade rating, ADB may be required to terminate its derivative transactions and pay an amount equal to its net liability position with each counterparty. The aggregate fair value of all derivative instruments that ADB has under the ISDA Master Agreement and are in a liability (negative marked-to-market) position as of 30 September 2009 is $714,944,000.

NOTE H—EQUITY INVESTMENTS

All equity investments that are not accounted under equity method are considered as "Available for Sale" and are reported at estimated fair value.

Investments in equity securities with readily determinable market price are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Investments in equity securities without readily determinable fair values are reported at cost less other than temporary impairment which is a reasonable estimate of their fair value. ADB applies equity method of accounting to investments in limited partnership and certain limited liability corporations aggregating to $193,638,000 ($208,071,000 – 31 December 2008).

As of 30 September 2009, there were six (six – 31 December 2008) equity investments which were reported at fair value totaling $422,869,000 ($238,497,000 – 31 December 2008). No equity investments (two amounting $2,282,000 – 31 December 2008) sustained unrealized losses as of 30 September 2009.

Accumulated net unrealized gains on equity investments reported at market value were $299,831,000 at 30 September 2009 ($116,895,000 – 31 December 2008).

Approved equity investment facility that has not been disbursed was $436,196,000 at 30 September 2009 ($275,740,000 – 31 December 2008).

continued

NOTE I—OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	30 September 2009	31 December 2008
Amounts receivable from:		
Asian Development Fund	$ 43,155,000	$ 31,743,000
Technical Assistance Special Fund	168,000	-
Japan Special Fund	144,000	145,000
Asian Tsunami Fund	195,000	669,000
Pakistan Earthquake Fund	36,000	4,000
Regional Cooperation and Integration Fund	64,000	15,000
Climate Change Fund	114,000	6,000
Asian Development Bank Institute Special Fund	514,000	847,000
Agency Trust Funds—net	1,340,000	842,000
Total	$ 45,730,000	$ 34,271,000
Amounts payable to:		
Technical Assistance Special Fund	$ -	$ 12,000
Staff Retirement Plan	5,432,000	14,205,000
Total	$ 5,432,000	$ 14,217,000

NOTE J—BORROWINGS

Borrowings are generally reported on the balance sheet at fair value. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of FASB ASC 815-15 on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under FASB ASC 815. Instead, ADB reports at fair value (FV) any structured debt that contains embedded derivatives that would otherwise be bifurcated under FASB ASC 815. Consequent to the adoption of FASB ASC 820 and FASB ASC 825-10 on 1 January 2008, ADB reports all borrowings that have associated derivative instruments at FV, which are further adjusted for the credit risk (as a credit spread) by currency. Changes in FV are reported in net income.

The initial application of FASB ASC 820 and FASB ASC 825-10 resulted to a favorable adjustment of $227,500,000 to 1 January 2008 balance of reserves.

NOTE K—CAPITAL AND RESERVES

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 which provides for 200% increase in ADB's authorized capital stock, and the corresponding subscriptions for such increase by its members. The authorized capital stock is increased by 7,092,622 shares, and each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for additional shares at any time up to 31 December 2010 (or such later date as the Board of Directors may determine).

continued

The authorized capital stock of ADB as of 30 September 2009 consists of 10,638,933 shares (3,546,311 – 31 December 2008) amounting to SDR106,389,330,000 (SDR35,463,110,000 – 31 December 2008), of which 3,772,727 shares (3,546,311 – 31 December 2008) have been subscribed. Of the subscribed shares, 3,514,247 shares (3,296,887 – 31 December 2008) are "callable", and 258,480 shares (249,424 – 31 December 2008) are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

In September 2009, Bangladesh and Pakistan subscribed to 72,256 (2,890 paid-in shares and 69,366 callable shares) and 154,160 (6,166 paid-in shares and 147,994 callable shares) additional shares, respectively.

As of 30 September 2009, the value of the SDR in terms of the United States dollar was $1.57756 ($1.54781- 31 December 2008) giving a value for each share of ADB's capital equivalent to $15,775.60 ($15,478.10 – 31 December 2008).

In May 2009, the Board of Governors approved the allocation of 2008 net income of $1,129,473,000, including $10,000,000 previously recorded as technical assistance for commitment related to Java Reconstruction Fund and after appropriation of guarantee fees to special reserve, as follows: a) $426,965,000 representing unrealized losses from FASB ASC 815 and FASB ASC 825-10 adjustments and equity investments accounted for under the equity method, to Cumulative Revaluation Adjustments account; b) $298,100,000 to Loan Loss Reserve; c) $261,408,000 to Ordinary Reserve; d) $120,000,000 to ADF; and e) $23,000,000 to Technical Assistance Special Fund.

NOTE L—INCOME AND EXPENSES

For the nine-month period ended 30 September 2009, the average yield on the loan portfolio was 2.85% (4.20% – 2008) excluding premium received on prepayment and other loan income, while the weighted average cost of borrowings outstanding after swaps was 3.68% (4.48% – 2008). For investments, the annualized rate of return on the average investments including securities transferred under repurchase agreements and resale arrangements, based on the portfolio held at the beginning and end of each month, was 2.96% (3.61% – 2008) excluding unrealized gains and losses on investments, and 3.34% (3.44% – 2008) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine-month period ended 30 September 2009 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the nine-month period ended 30 September 2009 of $292,530,000 ($262,031,000 – 2008), $129,323,000 ($120,765,000 – 2008) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $36,576,000 ($23,904,000 – 2008) related to new loans and guarantees that became effective for the period ended 30 September 2009.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly, one TA was reopened for the period totaling $81,000 (write back of $292,000 – 2008).

During the nine-month period ended 30 September 2009, provision for losses totaling to $121,622,000 ($132,000 – 2008) was recognized for two nonsovereign loans and two nonsovereign guarantee obligations. These were offset by $4,425,000 ($3,677,000 – 2008) write back following collections of overdue loan service payments from a sovereign and a nonsovereign loan, and reduction in the guaranteed amount of a nonsovereign guaranteed obligation.

continued

Other expenses of $4,183,000 ($3,509,000 – 2008) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized losses for the nine months ended 30 September 2009 include net unfavorable FASB ASC 815 and FASB ASC 825-10 adjustments totaling $565,884,000 ($139,194,000 – 2008) and translation adjustments of $2,254,000 ($1,109,000 – 2008) associated with holdings in non-functional currencies.

FASB ASC 815 and FASB ASC 825-10 adjustments were composed of:

	30 September 2009	30 September 2008
Unrealized (losses) gains on:		
Hybrid financial instruments and related swaps	$ (201,997,000)	$ 78,592,000
Non-hybrid financial instruments and related swaps	(390,387,000)	(164,923,000)
Investments related swaps	(138,000)	(26,117,000)
Loans related swaps	25,953,000	(28,944,000)
FX forward	15,000	1,706,000
FX swaps	262,000	-
Amortization of the FASB ASC 815 transition adjustments	408,000	492,000
Total	$ (565,884,000)	$ (139,194,000)

NOTE M—FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective 1 January 2008, ADB adopted FASB ASC 820 and FASB ASC 825-10. FASB ASC 820 defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price) and establishes a framework for measuring FV through a FV hierarchy that ranks the quality and reliability of the data used in FV measurements. FASB ASC 825-10 expands the scope of financial instruments that may be carried at FV. It offers an irrevocable option to carry the majority of financial assets and liabilities at FV, on an instrument-by-instrument basis, with changes in FV recognized in earnings.

continued

The carrying amounts and estimated fair values of ADB's significant financial instruments as of 30 September 2009 and 31 December 2008 are summarized below:

	30 September 2009		31 December 2008	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 93,558,000	$ 93,558,000	$ 142,238,000	$ 142,238,000
Investments (Note C)	17,302,383,000	17,302,383,000	15,412,519,000	15,412,519,000
Securities transferred under repurchase agreement	-	-	309,358,000	309,358,000
Securities purchased under resale arrangement	343,162,000	343,162,000	511,756,000	511,756,000
Loans outstanding (Note E)	38,293,791,000	39,176,595,000	35,910,060,000	37,830,959,000
Equity investments (Note H)	808,219,000	808,219,000	641,427,000	641,427,000
Other assets				
Non-negotiable, non-interest-bearing demand obligations	143,252,000	89,895,000	144,514,000	93,724,000
Receivable from swaps - borrowings (Note G)	25,088,294,000	25,088,294,000	23,831,087,000	23,831,087,000
Receivable from swaps - others (Note G)	1,825,214	1,825,214	882,793,000	882,793,000
Future guarantee receivable	17,026,000	17,026,000	23,257,000	23,257,000
LIABILITIES:				
Borrowings (Note J)	42,268,204,000	42,869,604,000	36,026,446,000	37,848,839,000
Other liabilities				
Payable for swaps - borrowings (Note G)	23,952,917,000	23,952,917,000	24,867,815,000	24,867,815,000
Payable for swaps - others (Note G)	2,102,298	2,102,298	1,198,781,000	1,198,781,000
Guarantee liability	17,026,000	17,026,000	23,257,000	23,257,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	30 September 2009		31 December 2008	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (Note F)	$ 1,176,167,000	$ 830,658,000	$ 1,189,851,000	$ 769,204,000

Fair Value Option

In adopting FASB ASC 825-10, ADB elected the Fair Value Option on all borrowings that are associated with derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of FASB ASC 815. ADB also incorporated the credit spread by currency in the valuation of its borrowings.

Fair Value Measurement

FASB ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FASB ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

Assets and liabilities measured at fair value on a recurring basis:

The fair value of the following financial assets and liabilities as of 30 September 2009 were reported based on the following:

	30 September 2009	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 11,924,205,000	$ 10,707,330,000	$ 1,216,875,000	$ -
Time deposits and other obligations of banks	3,533,802,000	-	3,533,802,000	-
Corporate Obligations	943,991,000	483,827,000	460,164,000	-
Asse-backed/mortgage-backed securities	900,385,000	-	900,173,000	212,000
Securities transferred under repurchase agreement	-	-	-	-
Securities purchased under resale arrangement	343,162,000	-	343,162,000	-
Investments related swaps	657,307,000	-	657,307,000	-
Loans related swaps	386,857,000	-	386,857,000	-
Borrowings related swaps	25,088,294,000	-	25,088,294,000	-
Equity Investments	422,869,000	422,869,000	-	-
Total assets at fair value	$ 44,200,872,000	$ 11,614,026,000	$ 32,586,634,000	$ 212,000
Liabilities				
Borrowings				
Hybrid financial instruments	$ 2,564,565,000	-	$ 2,408,224,000	$ 156,341,000
Non-hybrid financial instruments	35,464,660,000	-	28,066,809,000	7,397,851,000
Borrowings related swaps	23,952,917,000	-	23,952,917,000	-
Investments related swaps	840,678,000	-	840,678,000	-
Loans related swaps	480,570,000	-	480,570,000	-
Total liabilities at fair value	$ 63,303,390,000	$ -	$ 55,749,198,000	$ 7,554,192,000

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Investments	Borrowings
Balance, 1 January 2009	$ 24,399,000	$ (6,484,095,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	-	(932,620,000)
Included in other comprehensive income	37,000	(113,543,000)
Issuances, redemptions, and maturities	(17,000)	(23,934,000)
Transfers out of Level 3	(24,207,000)	-
Balance, 30 September 2009	$ 212,000	$ (7,554,192,000)
The amount of net losses for the period included in earnings attributable to the change in net unrealized losses relating to assets/liabilities still held at the reporting date	$ -	$ (176,301,000)

NOTE N—SUBSEQUENT EVENTS

ADB has evaluated subsequent events through 16 November 2009, the date these Condensed Quarterly Financial Statements is available for release. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of 30 September 2009.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 September 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 22,279		$ 7,974
INVESTMENTS (Notes C and K)		6,059,819		6,000,537
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and K)		222,676		322,361
LOANS OUTSTANDING (Notes B, E, and L) (Net of provision for HIPC Debt Relief of $87,352 - 30 September 2009; $87,471 - 31 December 2008)		27,643,233		26,339,818
ACCRUED REVENUE		142,825		112,704
DUE FROM CONTRIBUTORS (Note B)		2,396,184		1,928,941
RECEIVABLE FROM FORWARD CONTRACTS (Note F)		-		307,811
OTHER ASSETS		47,331		41,270
TOTAL		**$ 36,534,347**		**$ 35,061,416**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Advance payments on contributions (Notes B and H)		$ 128,942		$ 124,473
Payable to related funds (Note G)		48,627		31,743
Undisbursed grant commitments (Note J)		1,455,948		1,052,333
Payable for forward contracts (Note F)		-		373,041
Other liabilities		732		478
Total Liabilities		1,634,249		1,582,068
FUND BALANCES				
Amounts available for operational commitments				
Contributed resources (Note B)	$ 33,138,999		$ 31,089,051	
Unamortized discount (Note B)	(91,535)	33,047,464	(44,645)	31,044,406
Set-aside resources		75,107		73,691
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund (Note H)		863,952		743,823
		33,986,523		31,861,920
Accumulated surplus		3,795,156		3,719,782
Accumulated other comprehensive income (ADF-4)		(2,881,581)		(2,102,354)
Total Fund Balance		34,900,098		33,479,348
TOTAL		**$ 36,534,347**		**$ 35,061,416**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
REVENUE		
From loans	$ 199,662	$ 187,653
From investments (Note C)	106,133	203,718
From other sources-net	72	924
TOTAL REVENUE	305,867	392,295
EXPENSES		
Financial expenses	11	12
Amortization of discounts on contributions (Note B)	5,524	4,939
Grants (Note J)	579,430	347,890
Provision for HIPC Debt Relief (Notes E and L)	-	89,788
Administrative expenses (Note I)	129,323	120,765
TOTAL EXPENSES	714,288	563,394
NET REALIZED GAINS		
From investments	115	362
From loans (Note B)	151,389	1,400,962
	151,504	1,401,324
NET UNREALIZED GAINS (LOSSES) (Note F)	332,291	(332,832)
REVENUE IN EXCESS OF EXPENSES	$ 75,374	$ 897,393

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Sevice charges on loans received	$ 159,360	$ 165,309
Interest on investments received	103,527	172,173
Interest received from securities under resale arrangement	254	734
Net cash received from other sources	72	924
Administrative expenses paid	(117,915)	(105,158)
Grants disbursed	(183,557)	(115,688)
Financial expenses paid	(11)	(12)
Net Cash (Used in) Provided by Operating Activities	(38,270)	118,282
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	104,931	437,753
Net receipts from (payments for)securities under resale arrangement	99,369	(242,413)
Net payments for forward contracts	(57,996)	-
Principal collected on loans	609,528	486,128
Loans disbursed	(1,371,180)	(1,448,152)
Net Cash Used in Investing Activities	(615,348)	(766,684)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	541,853	643,344
Cash received from ordinary capital resources	120,000	40,000
Net Cash Provided by Financing Activities	661,853	683,344
Effect of Exchange Rate Changes on Due from Banks	6,070	(5,674)
Net Increase in Due from Banks	14,305	29,268
Due from Banks at Beginning of Period	7,974	2,945
Due from Banks at End of Period	$ 22,279	$ 32,213

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)		2008 (Unaudited)	
Balance at beginning of period		$ 33,479,348		$ 31,949,604
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ 75,374		$ 897,393	
Other comprehensive income for the period	(779,227)	(703,853)	(1,134,548)	(237,155)
Change in amount available for operational commitments				
from Contributed Resources		2,049,948		1,213,082
from Unamortized Discount for Accelerated Notes Encashment (ANE) of ADF IX and ADF X		(46,890)		(4,951)
Transfer from Ordinary Capital Resources		120,000		40,000
Change in SDR value of Set-Aside Resources		1,416		(1,055)
Change in value of transfers from TASF		129		(70)
Balance at end of period		**$ 34,900,098**		**$ 32,959,455**

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Balance, 1 January	$ (2,210,003)	$ 241,638	$ 107,649	$ 7,036	$ (2,102,354)	$ 248,674
Other comprehensive income for the period	(805,934)	(1,145,111)	26,707	10,563	(779,227)	(1,134,548)
Balance, 30 September	$ (3,015,937)	$ (903,473)	$ 134,356	$ 17,599	$ (2,881,581)	$ (885,874)

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2009 and 2008
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2008 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2009 and 2008 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) became effective in April 2005. Under the Resolution, ADB is authorized to provide grants for projects and programs of high developmental priority to be financed out of contributions under ADF IX.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the Technical Assistance Special Fund (TASF). The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for the four-year period from January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the fund. Total replenishment size is SDR7,127,835,000, of which SDR2,657,835,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The replenishment became effective on 16 June 2009. As of 30 September 2009, ADB received instruments of contributions from 26 donors with a total amount equivalent to SDR2,256,395,000, including qualified contribution amounting to about SDR211,891,000.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) initiatives discussed in Note L, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors accepted a resolution to adopt a full-fledged special drawing rights (SDR) approach to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007, as an application of the Board-approved currency management exercise, ADB decided to offer a full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 30 September 2009, 17 out of 30 ADF borrowing countries have opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their

continued

concurrence. The conversion resulted in a realized gain of $151,389,000 with a corresponding reduction in other comprehensive income.

The implementation of the full-fledged SDR framework is expected to change the primary economic environment of ADF. Until this process is completed, and a significant change in the primary economic environment becomes evident, the currencies of contributing member countries are functional currencies as these represent the currencies of the primary economic environment in which ADF generates and expends cash. The United States dollar is the reporting currency of the fund. The special purpose financial statements are expressed in thousands of current United States dollars.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*. Effective for financial statements issued for interim and annual periods ending after 15 September 2009, FASB *Accounting Standards Codification™* (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FASB ASC supersedes existing, non-SEC accounting and reporting standards for nongovernmental entities. Concurrently, all other nongrandfathered, non-SEC accounting literature not included in FASB ASC will become nonauthoritative. This statement creates Topic 105, *Generally Accepted Accounting Principles*, in FASB ASC.

In March 2008, the FASB issued *Derivatives and Hedging Disclosure* (FASB ASC 815-10-50) to provide users with better understanding of (i) how and why an entity uses derivatives; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and hedged items affect an entity's financial position, performance, and cash flows. Note F provides the required disclosures in compliance with this standard.

In April 2009, the FASB issued *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FASB ASC 820-10-65-4), *Recognition and Presentation of Other-Than-Temporary Impairments* (FASB ASC 320-10-65-1), and *Interim Disclosures about Fair Value of Financial Instruments* (FASB ASC 825-10-65-1), which will be effective for interim and annual periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. FASB ASC 820-10-65-4 provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If there has been a significant decrease in the volume and level of activity of the asset or liability in relation to *normal* market activities, quoted market values may not be representative of fair value and a change in valuation technique or the use of multiple valuation techniques may be appropriate. FASB ASC 320-10-65-1 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FASB ASC 825-10-65-1 enhances the disclosure of instruments under the scope of FASB ASC 820 for both interim and annual periods. The application of FASB ASC 820-10-65-4 and FASB ASC 825-10-65-1 did not have a material impact on ADB's 30 September 2009 financial statements while FASB ASC 320-10-65 resulted in additional disclosures in ADB's 30 September 2009 financial statements.

In May 2009, the FASB issued *Subsequent Events* (FASB ASC 855). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. This standard resulted in additional disclosures in ADB's 30 September 2009 financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, *Accounting for Transfers of Financial Assets*—an amendment of FASB Statement No.140 (FAS 166). This standard

continued

addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This standard is applicable at the start of a company's first fiscal year beginning after 15 November 2009, or 1 January 2010 for companies reporting earnings on a calendar-year basis. FAS 166 remain authoritative until such time that it is integrated into the FASB Codification. ADB is currently assessing the impact of this standard on its financial statements.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as "Contributed Resources" when the Instruments of Contribution are received and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX and ADF X, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

Due from Contributors

Included in "Due from Contributors" are notes of contributors and contributions receivable. Notes of contributors are non-negotiable, non-interest-bearing and, subject to certain restrictions imposed by applicable Board of Governors' resolutions, encashable by ADB at par upon demand.

Advanced Payments

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments and included under "Liabilities."

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2009 and 31 December 2008 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

continued

The estimated fair value of the investments by contractual maturity as of 30 September 2009 and 31 December 2008 are as follows:

	30 September 2009	31 December 2008
Due in one year or less	$ 3,521,861,000	$ 3,754,777,000
Due after one year to five years	2,429,203,000	2,165,685,000
Due after five years to ten years	108,755,000	80,074,000
Total	$ 6,059,819,000	$ 6,000,536,000

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2009 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 2.29% (3.81% – 2008). If unrealized gains and losses were included, the annualized rate of return would have been 2.71% (3.96% – 2008).

As of 30 September 2009, gross unrealized losses amounted to $3,000 ($2,469,000 – 31 December 2008), resulting from market movements. Comparative details for nine month period 30 September 2009 and for year 31 December 2008 are as follows:

For the nine month period 30 September 2009

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government - guaranteed obligations	$ 87,431,000	$ 3,000	$ -	$ -	$ 87,431,000	$ 3,000

For the year 2008

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government - guaranteed obligations	$ 28,416,000	$ 4,000	$ -	$ -	$ 28,416,000	$ 4,000
Corporate bonds	205,417,000	2,465,000	-	-	205,417,000	2,465,000
Total	$ 233,833,000	$ 2,469,000	$ -	$ -	$ 233,833,000	$ 2,469,000

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with FASB ASC 860, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities

continued

purchased are recorded as assets, while securities received are not recorded as liabilities and are not re-pledged.

There were no outstanding securities transferred under repurchase agreement as of 30 September 2009 and 31 December 2008.

NOTE E—LOANS

As of 30 September 2009 and 31 December 2008, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September 2009	31 December 2008
Pakistan	$ 6,758,866,000	$ 6,403,379,000
Bangladesh	5,880,655,000	5,743,777,000
Viet Nam	2,861,164,000	2,630,421,000
Sri Lanka	2,706,408,000	2,614,832,000
Nepal	1,609,271,000	1,564,986,000
Others (individually less than 5% of total loans)	7,914,221,000	7,469,894,000
Total loans	27,730,585,000	26,427,289,000
Provision for HIPC Debt Relief	(87,352,000)	(87,471,000)
Net loans outstanding	$ 27,643,233,000	$ 26,339,818,000

No nonsovereign loans were outstanding as of 30 September 2009 and 31 December 2008.

The principal amount outstanding of sovereign loans in non-accrual status as of 30 September 2009 was $571,335,000 ($565,751,000 – 31 December 2008) of which $291,933,000 ($263,444,000 – 31 December 2008) was overdue.

In 2008, provision for HIPC Debt Relief amounting to $89,788,000 relating to the Afghanistan debt relief under the HIPC initiative was recognized and charged to income. Of this amount, a total of $1,734,000 was eliminated as the loan service payments of some affected loans fell due. This brought the balance of accumulated provision for HIPC Debt Relief as of 30 September 2009, including the effects of translation adjustments, to $87,352,000 ($87,471,000 – 31 December 2008).

The undisbursed balance of approved loans, including approved but not yet effective loans as of 30 September 2009 was $6,346,093,000 ($6,582,922,000 – 31 December 2008).

NOTE F—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FASB ASC 815 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FASB ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FASB ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

ADB engages in derivative instruments for overall liquidity management. From time to time, ADB enters into forward contracts to protect itself from the currency exchange risk.

continued

Fair Value of Derivative Instruments

The fair value of the fund's derivative instruments as of 30 September 2009 and 31 December 2008 are summarized below:

	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	30 September 2009	31 December 2008	Balance Sheet Location	30 September 2009	31 December 2008
Derivatives not designated as hedging instruments under Subtopic 815-20						
Investment related swaps						
Foreign exchange forward contracts	Receivable from forward contracts	$ -	$ 307,811,000	Payable for forward contracts	$ -	$ 373,041,000
Total derivatives not designated as hedging instruments		$ -	$ 307,811,000		$ -	$ 373,041,000

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss) recognized in income on Derivatives	
		2009	2008
Derivatives not designated as hedging instruments under Subtopic 815-20			
Investment related swaps			
Foreign exchange forward contracts	Net Unrealized Losses	$ (692,000)	$ -
	Revenue from Investments	740,000	-
Total		$ 48,000	$ -

NOTE G—PAYABLE TO RELATED FUNDS

Included in Payable to Related Funds is the net amount of $43,155,000 payable to Ordinary Capital Resources (OCR) ($31,743,000 – 31 December 2008), and $5,472,000 (nil – 31 December 2008) payable to TASF.

The payable to OCR represents the amount of administration charge allocated to ADF pending settlement and the payable to TASF represents the portion of the first installment payment received from twelve donors under ADF X and four donors under ADF IX that were allocated to TASF fourth and third replenishment of the fund.

NOTE H—CONTRIBUTED RESOURCES

As of 30 September 2009, contributions from 26 donor countries totaling $825,920,000 and 30 donor countries totaling $3,424,542,000 were received as part of ADF X and ADF IX respectively and were

continued

made available for operational commitments. These included amortized discount of $18,820,000 and were recorded as part of "Contributed Resources."

NOTE I—ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the nine-month period ended 30 September 2009 represents administration charge amounting to $129,323,000 ($120,765,000 – 2008). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in proportion to the relative volume of operational activities of OCR and ADF.

NOTE J—GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 13 grants totaling $499,100,000 (6 grants totaling $98,840,000 – 2008) were approved and 22 grants totaling $579,430,000 (18 grants totaling $347,890,000 – 2008) became effective. Total undisbursed grant commitments represents effective grants, which have not been disbursed.

NOTE K—FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FASB ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FASB ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADF as of 30 September 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 3,980,161,000	$ 3,980,161,000	$ -	$ -
Time deposits	2,079,658,000	-	2,079,658,000	-
Securities purchased under resale arrangement	222,676,000	-	222,676,000	-
Total assets at fair value	**$ 6,282,495,000**	**$ 3,980,161,000**	**$ 2,302,334,000**	**$ -**

See Notes C, D, E, and J for discussions relating to investments, securities transferred under repurchase agreement, securities purchased under resale arrangement, loans, due from contributors, and undisbursed commitments. In all other cases, the carrying amounts of ADF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

continued

NOTE L—HEAVILY INDEBTED POOR COUNTRIES (HIPC) INITIATIVE

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC debt relief initiative.

The HIPC debt relief initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries are not put at risk due to their high external debt burden. Under the HIPC debt relief initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to sustainable level. Thus far, Afghanistan is the only borrower that has qualified for HIPC debt relief (See Note E).

NOTE M—SUBSEQUENT EVENTS

ADB has evaluated subsequent events through 16 November 2009, the date these Condensed Quarterly Financial Statements is available for release. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of 30 September 2009.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 3,603	$ 1,692
INVESTMENTS (Notes C and H)	317,136	295,543
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)	27,970	111
ACCRUED REVENUE	33	124
DUE FROM CONTRIBUTORS (Note G)	240,952	17,304
OTHER ASSETS (Note E)	15,808	10,674
TOTAL	**$ 605,502**	**$ 325,448**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note E)	$ 246	$ 19
UNDISBURSED COMMITMENTS (Note F)	229,427	222,722
UNCOMMITTED BALANCES (TASF-2), represented by:		
Unrestricted net assets	375,829	102,707
TOTAL	**$ 605,502**	**$ 325,448**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 311,227	$ 30,269
REVENUE		
From investments (Note C)	2,029	8,237
From other sources	6	117
Total	313,262	38,623
EXPENSES		
Technical assistance—net (Note F)	65,640	77,209
Financial expenses	13	7
Total	65,653	77,216
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	247,609	(38,593)
EXCHANGE GAINS (LOSSES)	25,513	(7,554)
INCREASE (DECREASE) IN NET ASSETS	273,122	(46,147)
NET ASSETS AT BEGINNING OF PERIOD	102,707	193,119
NET ASSETS AT END OF PERIOD	**$ 375,829**	**$ 146,972**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 96,749	$ 74,941
Interest on investments received	1,821	8,686
Cash received from other activities	21	147
Technical assistance disbursed	(58,331)	(51,789)
Financial expenses paid	(13)	(7)
Net Cash Provided by Operating Activities	40,247	31,978
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(11,952)	(25,514)
Net payments for securities purchased under resale arrangement	(26,206)	(290)
Net Cash Used in Investing Activities	(38,158)	(25,804)
Effect of Exchange Rate Changes on Due from Banks	(178)	(694)
Net Increase in Due from Banks	1,911	5,480
Due from Banks at Beginning of Period	1,692	1,306
Due from Banks at End of Period	$ 3,603	$ 6,786

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2009 and 2008
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2008 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2009 and 2008 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the TASF. In conjunction with the ADF replenishment, the resolution provides for a replenishment of the TASF to finance technical assistance operations under the fund. Total replenishment size is SDR7,127,835,000, of which SDR2,657,835,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The replenishment became effective on 16 June 2009. As of 30 September 2009, ADB received instruments of contributions from 26 donors with a total amount equivalent to SDR2,256,395,000, including qualified contribution amounting to about SDR211,891,000.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organizations. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*. Effective for financial statements issued for interim and annual periods ending after 15 September 2009, FASB *Accounting Standards Codification™* (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FASB ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities. Concurrently, all other nongrandfathered, non-SEC accounting literature not included in FASB ASC will become nonauthoritative. This statement creates Topic 105, *Generally Accepted Accounting Principles*, in FASB ASC.

In April 2009, the FASB issued *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FASB ASC 820-10-65-4), *Recognition and Presentation of Other-Than-Temporary Impairments* (FASB ASC 320-10-65-1), and *Interim Disclosures about Fair Value of Financial Instruments* (FASB ASC 825-10-65-1), which will be effective for interim and annual periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. FASB ASC 820-10-65-4 provides guidance on how to

continued

determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If there has been a significant decrease in the volume and level of activity of the asset or liability in relation to *normal* market activities, quoted market values may not be representative of fair value and a change in valuation technique or the use of multiple valuation techniques may be appropriate. FASB ASC 320-10-65-1 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FASB ASC 825-10-65-1 enhances the disclosure of instruments under the scope of FASB ASC 820 for both interim and annual periods. The application of these standards did not have a material impact on ADB's 30 September 2009 financial statements.

In May 2009, the FASB issued *Subsequent Events* (FASB ASC 855). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. This standard resulted in additional disclosures in ADB's 30 September 2009 financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, *Accounting for Transfers of Financial Assets*—an amendment of FASB Statement No.140 (FAS 166). This standard addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This standard is applicable at the start of a company's first fiscal year beginning after 15 November 2009, or 1 January 2010 for companies reporting earnings on a calendar-year basis. FAS 166 remain authoritative until such time that it is integrated into the FASB Codification. ADB is currently assessing the impact of this standard on its financial statements.

Certain reclassifications of prior year's information have been made to conform to the current year's presentation.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2009 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2009 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month was 0.91% (3.61% – 2008).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

TASF accounts for transfer of financial assets in accordance with FASB ASC 860, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets while securities received are not recorded as liabilities and are not re-pledged.

continued

NOTE E—OTHER ASSETS AND MISCELLANEOUS LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 September 2009	31 December 2008
Receivable from:		
Ordinary capital resources	$ -	$ 12,000
Asian Development Fund	5,472,000	-
Japan Special Fund	-	21,000
Regional Cooperation and Integration Fund	-	22,000
Agency Trust Funds—net	71,000	68,000
Total	$ 5,543,000	$ 123,000
Payable to:		
Ordinary capital resources	$ 168,000	$ -
Japan Special Fund	66,000	-
Total	$ 234,000	$ -

Note: Receivable from agency trust funds is net of payable accounts totaling $13,000 ($20,000 - 31 December 2008).

The receivable from ADF represents the first installment payments received from 23 donors under ADF X and 4 donors under ADF IX that were allocated to TASF as part of the fourth and third regularized replenishment, respectively.

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of the TA, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the nine-month period ended 30 September 2009, a net amount of $10,255,000 ($9,710,000 – 2008) was written back as a reduction in TA. Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE G—CONTRIBUTIONS

With the effectivity of ADF X and the fourth regularized replenishment of TASF, contribution commitments from 26 donors totaling $288,026,000 were allocated to TASF. Of this amount, $232,678,000 was recorded as "Due from Contributors" which are payable throughout the replenishment period of four years in accordance with encashment schedule. Contribution commitments from 28 donors totaling $219,535,000 were allocated to TASF with the effectivity of ADF IX and the third regularized replenishment of TASF. Of this, $8,274,000 has not been received and was recorded as "Due from Contributors."

Total contributions for the period ended 30 September 2009 is comprised of the fourth regularized replenishment of TASF amounting to $288,026,000, direct and voluntary contributions of India amounting to Rs10,000,000 ($201,000 equivalent), and allocation of $23,000,000 from OCR's 2008 net income. In addition, the fund received $6,988,000 from one donor as part of the third regularized replenishment of TASF and $68,745,000 from 23 donors as part of the fourth regularized replenishment of TASF.

continued

NOTE H—FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FASB ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FASB ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of TASF as of 30 September 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 317,136,000	$ -	$ 317,136,000	$ -
Securities purchased under resale arrangement	27,970,000	-	27,970,000	-
Total assets at fair value	**$ 345,106,000**	**$ -**	**$ 345,106,000**	**$ -**

See Notes C, D, and F for discussions relating to investments, securities purchased under resale arrangement, and undisbursed commitments. In all other cases, the carrying amounts of TASF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events through 16 November 2009, the date these Condensed Quarterly Financial Statements is available for release. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of 30 September 2009.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)			31 December		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 577	$ 2,880	$ 3,457	$ 224	$ 489	$ 713
INVESTMENTS (Notes C and H)	35,975	166,912	202,887	36,142	198,851	234,993
ACCRUED REVENUE	1	5	6	85	378	463
OTHER ASSETS (Note E) [1]	-	3,576	3,576	-	2,273	2,231
TOTAL [1]	**$ 36,553**	**$ 173,373**	**$ 209,926**	**$ 36,451**	**$ 201,991**	**$ 238,400**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E) [1]	$ -	$ 149	$ 149	$ 42	$ 236	$ 236
UNDISBURSED COMMITMENTS						
Technical assistance (Note F)	-	92,484	92,484	223	95,825	96,048
TOTAL LIABILITIES [1]	-	92,633	92,633	265	96,061	96,284
NET ASSETS (JSF-2) (Note G), represented by:						
Uncommitted Balances						
Unrestricted	-	80,740	80,740	-	105,930	105,930
Temporarily restricted	28,199	-	28,199	28,009	-	28,009
	28,199	80,740	108,939	28,009	105,930	133,939
Net Accumulated Investment Income						
Temporarily restricted	8,354	-	8,354	8,177	-	8,177
	36,553	80,740	117,293	36,186	105,930	142,116
TOTAL [1]	**$ 36,553**	**$ 173,373**	**$ 209,926**	**$ 36,451**	**$ 201,991**	**$ 238,400**

The accompanying notes are an integral part of these financial statements (JSF-4).

[1] Totals may not add up due to elimination of interfund account ($42,000 - 31 December 2008).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)			2008 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS (Note G)	$ -	$ -	$ -	$ -	$ 17,373	$ 17,373
REVENUE FROM INVESTMENTS (Note C)	-	1,243	1,243	-	4,898	4,898
REVENUE FROM OTHER SOURCES	-	(143)	(143)	-	85	85
NET ASSETS REVERTED BACK TO TEMPORARILY RESTRICTED ASSETS (Note G)	(223)	-	(223)	(337)	-	(337)
Total	(223)	1,100	877	(337)	22,356	22,019
EXPENSES						
Technical assistance (Note F)	(223)	25,251	25,028	(337)	35,172	34,835
Administrative expenses	-	1,019	1,019	-	908	908
Financial expenses	-	0	0	0	0	0
Total	(223)	26,270	26,047	(337)	36,080	35,743
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	-	(25,170)	(25,170)	-	(13,724)	(13,724)
EXCHANGE (LOSSES) GAINS	-	(20)	(20)	-	225	225
DECREASE IN UNRESTRICTED NET ASSETS	-	(25,190)	(25,190)	-	(13,499)	(13,499)
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	144	-	144	818	-	818
NET ASSETS REVERTED BACK TO TEMPORARILY RESTRICTED ASSETS	223	-	223	337	-	337
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	367	-	367	1,155	-	1,155
INCREASE (DECREASE) IN NET ASSETS	367	(25,190)	(24,823)	1,155	(13,499)	(12,344)
NET ASSETS AT BEGINNING OF PERIOD	36,186	105,930	142,116	34,704	136,854	171,558
NET ASSETS AT END OF PERIOD	**$ 36,553**	**$ 80,740**	**$ 117,293**	**$ 35,859**	**$ 123,355**	**$ 159,214**

0 - Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)			2008 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ -	$ -	$ -	$ 17,373	$ 17,373
Interest on investments received	221	1,383	1,604	757	4,736	5,493
Technical assistance disbursed	(42)	(29,921)	(29,963)	(140)	(29,228)	(29,368)
Administrative and financial expenses paid	-	(1,102)	(1,102)	(0)	(1,033)	(1,033)
Net cash received from other sources	0	15	15	13	85	98
Net Cash Provided by (Used in) Operating Activities	179	(29,625)	(29,446)	630	(8,067)	(7,437)
CASH FLOWS FROM INVESTING ACTIVITES						
Net investments	174	32,016	32,190	(557)	11,310	10,753
Net receipts from securities purchased under resale arrangement	-	-	-	-	264	264
Net Cash Provided by (Used in) Investing Activities	174	32,016	32,190	(557)	11,574	11,017
Effect of Exchange Rate Changes on Due from Banks	-	0	0	-	(39)	(39)
Net Increase in Due from Banks	353	2,391	2,744	73	3,468	3,541
Due from Banks at Beginning of Period	224	489	713	564	185	749
Due from Banks at End of Period	$ 577	$ 2,880	$ 3,457	$ 637	$ 3,653	$ 4,290

0 - Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2009 and 2008
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2008 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2009 and 2008 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the Japan Special Fund (JSF). The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of JSF, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*. Effective for financial statements issued for interim and annual periods ending after 15 September 2009, FASB *Accounting Standards Codification™* (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FASB ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities. Concurrently, all other nongrandfathered, non-SEC accounting literature not included in FASB ASC will become nonauthoritative. This statement creates Topic 105, *Generally Accepted Accounting Principles*, in FASB ASC.

In April 2009, the FASB issued *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FASB ASC 820-10-65-4), *Recognition and Presentation of Other-Than-Temporary Impairments* (FASB ASC 320-10-65-1), and *Interim Disclosures about Fair Value of Financial Instruments* (FASB ASC 825-10-65-1), which will be effective for interim and annual periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. FASB ASC 820-10-65-4 provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If there has been a significant decrease in the volume and level of activity of the asset or liability in relation to *normal* market activities, quoted market values may not be representative of fair value and a change in

continued

valuation technique or the use of multiple valuation techniques may be appropriate. FASB ASC 320-10-65-1 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FASB ASC 825-10-65-1 enhances the disclosure of instruments under the scope of FASB ASC 820 for both interim and annual periods. The application of these standards did not have a material impact on ADB's 30 September 2009 financial statements.

In May 2009, the FASB issued *Subsequent Events* (FASB ASC 855). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. This standard resulted in additional disclosures in ADB's 30 September 2009 financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, *Accounting for Transfers of Financial Assets*—an amendment of FASB Statement No.140 (FAS 166). This standard addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This standard is applicable at the start of a company's first fiscal year beginning after 15 November 2009, or 1 January 2010 for companies reporting earnings on a calendar-year basis. FAS 166 remain authoritative until such time that it is integrated into the FASB Codification. ADB is currently assessing the impact of this standard on its financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2009 and 31 December 2008 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts.

The annualized rates of return on the average investments held under ACCSF and JSF during the nine-month period ended 30 September 2009, based on the portfolio held at the beginning and end of each month, were 0.66% and 0.91%, respectively (3.03% and 2.92% respectively – 2008).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

JSF accounts for transfers of financial assets in accordance with FASB ASC 860, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets while securities received are not recorded as liabilities and are not re-pledged.

There were no outstanding securities purchased under resale arrangement as of 30 September 2009 and 31 December 2008.

continued

NOTE E—OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 September 2009		31 December 2008	
Amounts Receivable by:				
JSF from: ACCSF	$	-	$	42,000
TASF		66,000		-
CCF		2,000		-
Agency Trust Funds—net		13,000		19,000
Total	$	81,000	$	61,000
Amounts Payable by:				
JSF to: Ordinary Capital Resources	$	144,000	$	145,000
TASF		-		21,000
Total	$	144,000	$	166,000
ACCSF to: JSF	$	-	$	42,000

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of a TA, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the nine-month period ended 30 September 2009, an amount of $3,812,000 ($4,860,000 – 2008) was thus written back as a reduction in TA. $223,000 ($337,000 – 2008) of these amounts corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA that have not been disbursed.

NOTE G—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 September 2009, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $28,199,000 ($28,009,000 - 31 December 2008).

NOTE H—FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FASB ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FASB ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of JSF as of 30 September 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits and other obligations of banks	$ 202,887,000	$ -	$ 202,887,000	$ -

See Notes C, D, and F for discussions relating to investments, securities purchased under resale arrangement, and undisbursed commitments. In all other cases, the carrying amounts of JSF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events through 16 November 2009, the date these Condensed Quarterly Financial Statements is available for release. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of 30 September 2009.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 185	$ 304
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D and E)	6,659	10,405
PROPERTY, FURNITURE, AND EQUIPMENT	97	97
DUE FROM CONTRIBUTORS	-	7,759
OTHER ASSETS	2,568	2,512
TOTAL	**$ 9,509**	**$ 21,077**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 5,351	$ 5,354
UNCOMMITTED BALANCES (ADBISF-2)	4,158	15,723
TOTAL	**$ 9,509**	**$ 21,077**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month-Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)		2008 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From investments (Note C)		$ 7		$ 73
From other sources—net (Note F)		357		8
Total		364		81
EXPENSES				
Administrative expenses	$ 7,817		$ 7,064	
Program expenses	3,520	11,337	2,453	9,517
REVENUE LESS THAN EXPENSES		(10,973)		(9,436)
NET EXCHANGE (LOSSES) GAINS		(255)		92
TRANSLATION ADJUSTMENTS		(337)		1,344
DECREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(11,565)		(8,000)
NET ASSETS AT BEGINNING OF PERIOD		15,723		18,292
NET ASSETS AT END OF PERIOD		**$ 4,158**		**$ 10,292**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month-Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 7,871	$ 12,163
Interest on investments received	7	75
Expenses paid	(11,278)	(9,025)
Others—net	102	150
Net Cash (Used in) Provided by Operating Activities	(3,298)	3,363
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	-	7,635
Net receipts from (payments for) securities under resale arrangements	3,123	(10,541)
Net Cash Provided by (Used in) Investing Activities	3,123	(2,906)
Effect of Exchange Rate Changes on Due from Banks	56	(448)
Net (Decrease) Increase in Due from Banks	(119)	9
Due from Banks at Beginning of Period	304	603
Due from Banks at End of Period	$ 185	$ 612

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2009 and 2008
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2008 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2009 and 2008 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The* FASB Accounting Standards Codification™ *and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*. Effective for financial statements issued for interim and annual periods ending after 15 September 2009, FASB *Accounting Standards Codification™* (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FASB ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities. Concurrently, all other nongrandfathered, non-SEC accounting literature not included in FASB ASC will become nonauthoritative. This statement creates Topic 105, *Generally Accepted Accounting Principles*, in FASB ASC.

In April 2009, the FASB issued *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FASB ASC 820-10-65-4), *Recognition and Presentation of Other-Than-Temporary Impairments* (FASB ASC 320-10-65-1), and *Interim Disclosures about Fair Value of Financial Instruments* (FASB ASC 825-10-65-1), which will be effective for interim and annual periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. FASB ASC 820-10-65-4 provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If there has been a significant decrease in the volume and level of activity of the asset or liability in relation to *normal* market activities, quoted market values may not be representative of fair value and a change in valuation technique or the use of multiple valuation techniques may be appropriate. FASB ASC 320-10-65-1 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FASB ASC 825-10-65-1 enhances the disclosure of instruments under the scope of FASB ASC 820 for both interim and annual periods. The application of these standards did not have a material impact on ADB's 30 September 2009 financial statements.

continued

In May 2009, the FASB issued *Subsequent Events* (FASB ASC 855). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. This standard resulted in additional disclosures in ADB's 30 September 2009 financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, *Accounting for Transfers of Financial Assets*—an amendment of FASB Statement No.140 (FAS 166). This standard addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This standard is applicable at the start of a company's first fiscal year beginning after 15 November 2009, or 1 January 2010 for companies reporting earnings on a calendar-year basis. FAS 166 remain authoritative until such time that it is integrated into the FASB Codification. ADB is currently assessing the impact of this standard on its financial statements.

NOTE C—INVESTMENTS

All investment securities held by the Institute are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2009 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.08% (0.61% – 2008).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBI accounts for transfer of financial assets in accordance with FASB ASC 860, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and reported at estimated fair value, while securities received are not recorded as liabilities and are not re-pledged.

NOTE E—FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FASB ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FASB ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of ADBISF as of 30 September 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$ 6,659,000	$ -	$ 6,659,000	$ -

See Notes C and D for discussions relating to investments and securities purchased under resale arrangement. In all other cases, the carrying amounts of ADBISF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE F—REVENUE

Revenue from other sources primarily consists of sublease rental income totaling $355,000 received according to a space sharing agreement with the Japan Representative Office of ADB.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events through 16 November 2009, the date these Condensed Quarterly Financial Statements is available for release. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of 30 September 2009.

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 11,313	$ 383
INVESTMENTS (Notes C and F)	137,842	251,288
ACCRUED REVENUE	1	731
OTHER ASSETS	28,346	43,017
TOTAL	**$ 177,502**	**$ 295,419**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note D)	$ 195	$ 694
UNDISBURSED COMMITMENTS (Note E)	171,714	248,338
UNCOMMITTED BALANCES (ATF-2), represented by: Unrestricted net assets	5,593	46,387
TOTAL	**$ 177,502**	**$ 295,419**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 1,136	$ 6,900
From other sources	(306)	197
Total	830	7,097
EXPENSES		
Administrative expenses	1,556	1,887
Financial expenses	1	2
Total	1,557	1,889
REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(727)	5,208
TRANSFER TO ASIA PACIFIC DISASTER RESPONSE FUND (Note A)	(40,000)	-
NET EXCHANGE LOSSES	(67)	(37)
(DECREASE) INCREASE IN NET ASSETS	(40,794)	5,171
NET ASSETS AT BEGINNING OF PERIOD	46,387	40,008
NET ASSETS AT END OF PERIOD	**$ 5,593**	**$ 45,179**

0 - Less than $500.
The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 2,036	$ 7,461
Net cash received from other sources	(305)	196
Grants disbursed	(62,069)	(90,461)
Transfer to Asia Pacific Disaster Response Fund	(40,000)	-
Administrative and financial expenses paid	(2,008)	(1,882)
Net Cash Used in Operating Activities	(102,346)	(84,686)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	113,276	95,973
Net Increase in Due from Banks	10,930	11,287
Due from Banks at Beginning of Period	383	161
Due from Banks at End of Period	$ 11,313	$ 11,448

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2009 and 2008
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of the Fund is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities, including non-governmental organizations.

ATF's resources may consist of allocations from ordinary capital resources (OCR) and contributions from bilateral, multilateral and transfer of individual sources. In 5 May 2009, transfer of $40,000,000 was made to Asia Pacific Disaster Response Fund (APDRF). The fund was established to provide incremental grant resources to DMCs affected by natural disasters.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The* FASB Accounting Standards Codification™ *and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*. Effective for financial statements issued for interim and annual periods ending after 15 September 2009, FASB *Accounting Standards Codification*™ (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FASB ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities. Concurrently, all other nongrandfathered, non-SEC accounting literature not included in FASB ASC will become nonauthoritative. This statement creates Topic 105, *Generally Accepted Accounting Principles*, in FASB ASC.

In April 2009, the FASB issued *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FASB ASC 820-10-65-4), *Recognition and Presentation of Other-Than-Temporary Impairments* (FASB ASC 320-10-65-1), and *Interim Disclosures about Fair Value of Financial Instruments* (FASB ASC 825-10-65-1), which will be effective for interim and annual periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. FASB ASC 820-10-65-4 provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If

continued

there has been a significant decrease in the volume and level of activity of the asset or liability in relation to *normal* market activities, quoted market values may not be representative of fair value and a change in valuation technique or the use of multiple valuation techniques may be appropriate. FASB ASC 320-10-65-1 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FASB ASC 825-10-65-1 enhances the disclosure of instruments under the scope of FASB ASC 820 for both interim and annual periods. The application of these standards did not have a material impact on ADB's 30 September 2009 financial statements.

In May 2009, the FASB issued *Subsequent Events* (FASB ASC 855). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. This standard resulted in additional disclosures in ADB's 30 September 2009 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2009 and 31 December 2008 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2009, based on the portfolio held at the beginning and end of each month, was 0.78% (2.88% – 2008).

NOTE D—OTHER ASSETS AND MISCELLANEOUS LIABILITIES

Other assets represent advances made on technical assistance grants and receivable from agency trust funds.

Included in miscellaneous liabilities are outstanding obligations to OCR of $195,000 ($669,000 – 31 December 2008).

NOTE E—GRANTS, TECHNICAL ASSISTANCE, AND UNDISBURSED COMMITMENTS

Grants and technical assistance (TA) are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is accordingly eliminated. There were no grants which became effective or completed/cancelled during the periods ended 30 September 2009 and 2008.

Total undisbursed commitments are denominated in United States dollars and represent effective grants which have not been disbursed.

continued

NOTE F—FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FASB ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FASB ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ATF as of 30 September 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 137,842,000	$ -	$ 137,842,000	$ -

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of ATF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events through 16 November 2009, the date these Condensed Quarterly Financial Statements is available for release. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of 30 September 2009.

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 4,943	$ 823
INVESTMENTS (Notes C and G)	52,152	61,303
ACCRUED REVENUE	63	111
DUE FROM CONTRIBUTORS (Note F)	57	2,973
ADVANCES FOR GRANTS	1,761	3,187
TOTAL	**$ 58,976**	**$ 68,397**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note D)	$ 36	$ 33
UNDISBURSED COMMITMENTS (Note E)	55,792	66,161
UNCOMMITTED BALANCES (PEF-2), represented by: Unrestricted net assets	3,148	2,203
TOTAL	**$ 58,976**	**$ 68,397**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ -	$ 10,225
REVENUE		
From investments (Note C)	1,780	2,268
From other sources	70	165
Total	1,850	12,658
EXPENSES		
Administrative and financial expenses	203	104
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	1,647	12,554
NET EXCHANGE LOSSES	(702)	(6,805)
INCREASE IN NET ASSETS	945	5,749
NET ASSETS AT BEGINNING OF PERIOD	2,203	(3,453)
NET ASSETS AT END OF PERIOD	**$ 3,148**	**$ 2,296**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 3,385	$ 13,094
Interest on investments received	1,843	2,247
Cash received from other sources	121	165
Grants and technical assistance disbursed	(8,943)	(6,064)
Administrative and financial expenses paid	(200)	(122)
Net Cash (Used in) Provided by Operating Activities	(3,794)	9,320
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	8,015	(4,493)
Effect of Exchange Rate Changes on Due from Banks	(101)	(987)
Net Increase in Due from Banks	4,120	3,840
Due from Banks at Beginning of Period	823	1,601
Due from Banks at End of Period	$ 4,943	$ 5,441

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2009 and 2008
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Pakistan Earthquake Fund (PEF) was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan for technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities.

PEF resources will be available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, non-government organizations.

PEF's resources may consist of contributions from ADB and other contributions from bilateral, multilateral, and other sources.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The* FASB Accounting Standards Codification™ *and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*. Effective for financial statements issued for interim and annual periods ending after 15 September 2009, FASB *Accounting Standards Codification™* (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FASB ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities. Concurrently, all other nongrandfathered, non-SEC accounting literature not included in FASB ASC will become nonauthoritative. This statement creates Topic 105, *Generally Accepted Accounting Principles*, in FASB ASC.

In April 2009, the FASB issued *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FASB ASC 820-10-65-4), *Recognition and Presentation of Other-Than-Temporary Impairments* (FASB ASC 320-10-65-1), and *Interim Disclosures about Fair Value of Financial Instruments* (FASB ASC 825-10-65-1), which will be effective for interim and annual periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. FASB ASC 820-10-65-4 provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If there has been a significant decrease in the volume and level of activity of the asset or liability in relation to *normal* market activities, quoted market values may not be representative of fair value and a change in

continued

valuation technique or the use of multiple valuation techniques may be appropriate. FASB ASC 320-10-65-1 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FASB ASC 825-10-65-1 enhances the disclosure of instruments under the scope of FASB ASC 820 for both interim and annual periods. The application of these standards did not have a material impact on ADB's 30 September 2009 financial statements.

In May 2009, the FASB issued *Subsequent Events* (FASB ASC 855). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. This standard resulted in additional disclosures in ADB's 30 September 2009 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2009 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2009, based on the portfolio held at the beginning and end of each month, was 4.35% (5.13% – 2008).

NOTE D—MISCELLANEOUS LIABILITIES

The OCR and special fund resources are all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to PEF are settled on a regular basis between OCR and PEF. As of 30 September 2009, $36,000 ($4,000 – 31 December 2008) was payable to OCR which is included in miscellaneous liabilities.

NOTE E—GRANTS, TECHNICAL ASSISTANCE, AND UNDISBURSED COMMITMENTS

Grants and technical assistance are recognized in the financial statements when the applicable projects are approved and become effective. Upon completion or cancellation of a project, any undisbursed amount is written back as a reduction in expenses for the period and the corresponding undisbursed commitment is accordingly eliminated. Undisbursed commitments are denominated in United States dollars and represent effective grants and technical assistance which have not been disbursed. There were no grants or technical assistance which became effective or completed/cancelled during the period ended 30 September 2009.

NOTE F—CONTRIBUTIONS

In 2006 and 2007, instruments of contributions were received from the Government of Norway and the Kingdom of Belgium which undertake to make contributions to the PEF a maximum amount of $20,000,000 and €9,924,000, respectively. This is by way of a debt-for development swap arrangement with Pakistan, where Pakistan shall match the value of debt and debt service cancellations with equivalent amounts in Pakistan rupees, which shall be transferred to the Fund as Norway's and Belgium's contributions.

continued

In 2008, PEF received the remaining contributions due from Norway and Belgium amounting to $5,000,000 and €3,308,000 ($5,225,000 equivalent), respectively.

In 2006, the Government of Australia committed A$20,000,000 ($15,036,000 equivalent). Of this amount, A$65,000 ($57,000 equivalent) has not been received as of 30 September 2009 and was recorded as "Due from Contributors."

NOTE G—FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FASB ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FASB ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of PEF as of 30 September 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits and other obligations of banks	$ 52,152,000	$ -	$ 52,152,000	$ -

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of PEF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events through 16 November 2009, the date these Condensed Quarterly Financial Statements is available for release. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of 30 September 2009.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,542	$ 1,446
INVESTMENTS (Notes C and F)	35,452	39,276
ACCRUED REVENUE	13	154
OTHER ASSETS	693	335
TOTAL	**$ 37,700**	**$ 41,211**
UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note D)	$ 66	$ 52
UNDISBURSED COMMITMENTS (Note E)	22,320	16,571
UNCOMMITTED BALANCES (RCIF-2), represented by: Unrestricted net assets	15,314	24,588
TOTAL	**$ 37,700**	**$ 41,211**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 293	$ 927
From other sources—net	(56)	31
Total	237	958
EXPENSES		
Technical assistance (Note E)	9,300	6,070
Administrative and financial expenses	216	9
Total	9,516	6,079
REVENUE LESS THAN EXPENSES	(9,279)	(5,121)
EXCHANGE GAIN (LOSSES)	5	(6)
DECREASE IN NET ASSETS	(9,274)	(5,127)
NET ASSETS AT BEGINNING OF PERIOD	24,588	33,817
NET ASSETS AT END OF PERIOD	**$ 15,314**	**$ 28,690**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 565	$ 904
Net cash received form other sources	(56)	31
Technical assistance disbursed	(3,905)	(745)
Administrative and financial expenses paid	(199)	(17)
Net Cash (Used in) Provided by Operating Activities	(3,595)	173
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	3,691	96
Net Increase in Due From Banks	96	269
Due from Banks at Beginning of Period	1,446	1,240
Due from Banks at End of Period	$ 1,542	$ 1,509

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2009 and 2008
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Regional Cooperation and Integration Fund (RCIF), together with Regional Cooperation and Integration (RCI)Trust Funds, was established on 26 February 2007 under the "umbrella" of Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, and regional TA.

RCIF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The* FASB Accounting Standards Codification™ *and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*. Effective for financial statements issued for interim and annual periods ending after 15 September 2009, FASB *Accounting Standards Codification™* (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FASB ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities. Concurrently, all other nongrandfathered, non-SEC accounting literature not included in FASB ASC will become nonauthoritative. This statement creates Topic 105, *Generally Accepted Accounting Principles*, in FASB ASC.

In April 2009, the FASB issued *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FASB ASC 820-10-65-4), *Recognition and Presentation of Other-Than-Temporary Impairments* (FASB ASC 320-10-65-1), and *Interim Disclosures about Fair Value of Financial Instruments* (FASB ASC 825-10-65-1), which will be effective for interim and annual periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. FASB ASC 820-10-65-4 provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If there has been a significant decrease in the volume and level of activity of the asset or liability in relation

continued

to *normal* market activities, quoted market values may not be representative of fair value and a change in valuation technique or the use of multiple valuation techniques may be appropriate. FASB ASC 320-10-65-1 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FASB ASC 825-10-65-1 enhances the disclosure of instruments under the scope of FASB ASC 820 for both interim and annual periods. The application of these standards did not have a material impact on ADB's 30 September 2009 financial statements.

In May 2009, the FASB issued *Subsequent Events* (FASB ASC 855). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. This standard resulted in additional disclosures in ADB's 30 September 2009 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2009 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2009, based on the portfolio held at the beginning and end of each month, was 1.10% (3.07% – 2008).

NOTE D— MISCELLANEOUS LIABILITIES

Included in miscellaneous liabilities are outstanding obligations to OCR of $64,000 ($15,000 – 31 December 2008).

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of a TA, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the period, there were nine TA grants and one supplementary approval totaling $9,300,000 (nine TA totaling $6,070,000 – 2008) which became effective, and no undisbursed amounts were written back (nil – 2008).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the

continued

sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FASB ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FASB ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of RCIF as of 30 September 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 14,935,000	$ 14,935,000	$ -	$ -
Time deposits	20,517,000	-	20,517,000	-
Total	$ 35,452,000	$ 14,935,000	$ 20,517,000	$ -

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of RCIF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events through 16 November 2009, the date these Condensed Quarterly Financial Statements is available for release. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of 30 September 2009.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2009 and 31 December 2008
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,569	$ 1,564
INVESTMENTS (Notes C and G)	38,210	38,894
ACCRUED REVENUE	16	50
ADVANCES FOR GRANTS	335	-
TOTAL	**$ 40,130**	**$ 40,508**
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Notes D)	$ 116	$ 81
UNDISBURSED COMMITMENTS (Note F)	13,392	3,000
UNCOMMITTED BALANCES (CCF-2), represented by:		
Unrestricted net assets	26,622	37,427
TOTAL	**$ 40,130**	**$ 40,508**

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)	$ -	$ 40,000
REVENUE		
From investments (Note C)	200	283
From other sources	0	5
Total	200	40,288
EXPENSES		
Administrative expenses	179	-
Technical assistance (Note F)	10,830	-
Total	11,009	-
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(10,809)	40,288
NET EXCHANGE GAINS	4	-
(DECREASE) INCREASE IN NET ASSETS	(10,805)	40,288
NET ASSETS AT BEGINNING OF PERIOD	37,427	-
NET ASSETS AT END OF PERIOD	**$ 26,622**	**$ 40,288**

0 - Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)	2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ -	$ 40,000
Interest on investments received	273	258
Technical assistance disbursed	(772)	-
Administrative expenses paid	(140)	-
Cash received from other activities	0	5
Net Cash (Used in) Provided by Operating Activities	(639)	40,263
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	644	(38,758)
Net Increase in Due From Banks	5	1,505
Due from Banks at Beginning of Period	1,564	-
Due from Banks at End of Period	$ 1,569	$ 1,505

0 - Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2009 and 2008
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Climate Change Fund (CCF) was established on 7 April 2008 to facilitate greater investments in developing member countries (DMCs) to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors. The CCF will be a key mechanism to pool resources within ADB to address climate change through (i) technical assistance (TA), (ii) investment components for both private and public sector projects, and (iii) any other form of cooperation that partners and ADB may agree upon for a defined program of activities.

Financial assistance will be provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional technical assistance (TA); as well as for any other activities that may be agreed between external contributors and ADB.

CCF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*. Effective for financial statements issued for interim and annual periods ending after 15 September 2009, FASB *Accounting Standards Codification™* (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FASB ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities. Concurrently, all other nongrandfathered, non-SEC accounting literature not included in FASB ASC will become nonauthoritative. This statement creates Topic 105, *Generally Accepted Accounting Principles*, in FASB ASC.

In April 2009, the FASB issued *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FASB ASC 820-10-65-4), *Recognition and Presentation of Other-Than-Temporary Impairments* (FASB ASC 320-10-65-1), and *Interim Disclosures about Fair Value of Financial Instruments* (FASB ASC 825-10-65-1), which will be effective for interim and annual periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. FASB ASC 820-10-65-4 provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If there has been a significant decrease in the volume and level of activity of the asset or liability in relation

continued

to *normal* market activities, quoted market values may not be representative of fair value and a change in valuation technique or the use of multiple valuation techniques may be appropriate. FASB ASC 320-10-65-1 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FASB ASC 825-10-65-1 enhances the disclosure of instruments under the scope of FASB ASC 820 for both interim and annual periods. The application of these standards did not have a material impact on ADB's 30 September 2009 financial statements.

In May 2009, the FASB issued *Subsequent Events* (FASB ASC 855). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. This standard resulted in additional disclosures in ADB's 30 September 2009 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2009 and 31 December 2008 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2009, based on the portfolio held at the beginning and end of each month, was 0.76% (2.55% – 2008).

NOTE D—MISCELLANEOUS LIABILITIES

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to CCF are settled on a regular basis between OCR and CCF. As of 30 September 2009, $114,000 ($6,000 – 31 December 2008) was payable to OCR which is included in miscellaneous liabilities.

NOTE E—CONTRIBUTIONS

In May 2008, the Board of Governors approved the allocation of $40,000,000 to the CCF from the 2007 OCR net income.

NOTE F—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the project or cancellation of a TA, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the period, there were thirteen (nil – 2008) TA/grants totaling to $10,830,000 which became effective, and no undisbursed amounts were written back.

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

continued

NOTE G—FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FASB ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FASB ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of CCF as of 30 September 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 17,922,000	$ 17,922,000	$ -	$ -
Time deposits and other obligations of banks	20,288,000	-	20,288,000	-
Total assets at fair value	**$ 38,210,000**	**$ 17,922,000**	**$ 20,288,000**	**$ -**

See Notes C and F for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of CCF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events through 16 November 2009, the date these Condensed Quarterly Financial Statements is available for release. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of 30 September 2009.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2009
Expressed in Thousands of United States Dollars (Note B)

		30 September (Unaudited)
ASSETS		
DUE FROM BANKS	$	1,500
INVESTMENTS (Notes C and E)		38,549
ACCRUED REVENUE		2
TOTAL	**$**	**40,051**
UNCOMMITTED BALANCES		
UNCOMMITTED BALANCES (APDRF-2), represented by:		
Unrestricted net assets	$	40,051
TOTAL	**$**	**40,051**

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Period 1 April to 30 September 2009
Expressed in Thousands of United States Dollars (Note B)

		2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note D)	$	40,000
REVENUE FROM INVESTMENTS (Note C)		51
CONTRIBUTIONS AND REVENUE		40,051
NET ASSETS AT BEGINNING OF PERIOD		-
NET ASSETS AT END OF PERIOD	**$**	**40,051**

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Period 1 April to 30 September 2009
Expressed in Thousands of United States Dollars (Note B)

	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES	
Contributions received	$ 40,000
Interest on investments received	26
Net Cash Provided by Operating Activities	40,026
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Investments	(38,526)
Net Increase in Due From Banks	1,500
Due from Banks at Beginning of Period	-
Due from Banks at End of Period	$ 1,500

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Period 1 April to 30 September 2009
(Unaudited)

NOTE A—NATURE OF OPERATIONS AND INTERIM REPORT

The Asia Pacific Disaster Response Fund (APDRF) was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to developing member countries (DMCs) affected by a natural disaster. The APDRF will help bridge the gap between existing ADB arrangements that assist DMCs to reduce disaster risk through hazard mitigation loans and grants, and longer-term post-disaster reconstruction lending. The APDRF will provide quick-disbursing grants to assist DMCs in meeting immediate expenses to restore life-saving services to affected populations following a declared disaster and in augmenting aid provided by other donors in times of national crisis

Financial assistance will be provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional technical assistance; as well as for any other activities that may be agreed between external contributors and ADB.

APDRF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The* FASB Accounting Standards Codification™ *and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*. Effective for financial statements issued for interim and annual periods ending after 15 September 2009, FASB *Accounting Standards Codification™* (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FASB ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities. Concurrently, all other nongrandfathered, non-SEC accounting literature not included in FASB ASC will become nonauthoritative. This statement creates Topic 105, *Generally Accepted Accounting Principles*, in FASB ASC.

In April 2009, the FASB issued *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FASB ASC 820-10-65-4), *Recognition and Presentation of Other-Than-Temporary Impairments* (FASB ASC 320-10-65-1), and *Interim Disclosures about Fair Value of Financial Instruments* (FASB ASC 825-10-65-1), which will be effective for interim and annual periods ending after 15 June 2009, with early adoption permitted for periods ending after 15 March 2009. FASB ASC 820-10-65-4 provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If there has been a significant decrease in the volume and level of activity of the asset or liability in relation

continued

to *normal* market activities, quoted market values may not be representative of fair value and a change in valuation technique or the use of multiple valuation techniques may be appropriate. FASB ASC 320-10-65-1 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FASB ASC 825-10-65-1 enhances the disclosure of instruments under the scope of FASB ASC 820 for both interim and annual periods. The application of these standards did not have a material impact on ADB's 30 September 2009 financial statements.

In May 2009, the FASB issued *Subsequent Events* (FASB ASC 855). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. This standard resulted in additional disclosures in ADB's 30 September 2009 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2009 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

The annualized rate of return on the average investments held during the period ended 30 September 2009, based on the portfolio held at the beginning and end of each month, was 0.35%.

NOTE D—CONTRIBUTIONS

In May 2009, $40,000,000 was transferred from the Asian Tsunami Fund.

NOTE E—FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

FASB ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FASB ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of APDRF as of 30 September 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 38,549,000	$ -	$ 38,549,000	$ -

See Note C for discussions relating to investments. In all other cases, the carrying amounts of APDRF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events through 16 November 2009, the date these Condensed Quarterly Financial Statements is available for release. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of 30 September 2009.